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04024436

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Pacific Company Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2004
THOMSON FINANCIAL

FILE NO. 82- 836

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 4/20/04

Annual Report

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

Contents

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications and Consumer Food Products.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

First Pacific's principal investments are summarized on page 76.

Financial Highlights


Contribution from Operations
US$ millions
120
100
80
60
40
20
0
99
00
01
02
03
Recurring Profit
US$ millions
100
80
60
40
20
0
99
00
01
02
03
Market Capitalization
US$ billions
2.5
2.0
1.5
1.0
0.5
0
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03


Contribution by Country
US$ millions
80
60
40
20
0
2003
2002
Philippines
Indonesia
Adjusted NAV by Country
31 December 2003
1%
36%
63%
First Pacific
Share Price Performance
HK$
2.0
1.6
1.2
0.8
0.4
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04

	US$ millions
● Philippines	736.9
● Indonesia	415.5
○ Others	15.4
Total	**1,167.8**

Chairman's Letter



Dear Shareholder:

I am pleased to report to you that 2003 was a year of substantial progress and achievement for First Pacific. We have made significant strides in reducing debt and enhancing profitability across our businesses and as a result our 2003 attributable net profit doubled to US$81.5 million compared with US$40.1 million in 2002.

First Pacific's "active management" investment approach was the driver behind our improved performance. At PLDT, where Manny Pangilinan has served as President and CEO concurrent to his roles at First Pacific, his management team has accomplished a singular achievement: proving that when strategically crafted and smartly executed, the convergence business model can work in the telecommunications sector. For 2003 PLDT reported the single largest net profit ever reported by a Philippine corporate.

Indofood continued its substantial market leadership in 2003 – especially in its core noodles business – despite the entry of new competitors for several of its key brands. Upon the announcement by President Director and CEO Eva Hutapea Riyanti in December 2003 to retire at the upcoming AGM, an Executive Committee was formed to manage Indofood. I have undertaken to chair that committee – like Manny, also in my dual role as Chairman of First Pacific – and intend to further strengthen what already is among Indonesia's strongest companies.

Given our success at reducing debt and the present, enhanced outlook for our primary investments, a solid foundation is being laid for First Pacific to identify and capitalize upon new growth opportunities. Our 23-year history First Pacific is testament to just that: surprising the market by making intelligent investments into undervalued assets and via our direct and proactive management, improving them to where significant shareholder value can be realized.

Despite whatever skepticism may exist I am confident that First Pacific will continue to remain true to that mission, and look forward to reporting our progress in this regard to you next year.

Cordially,

ANTHONI SALIM
Chairman

1 March 2004

Managing Director and Chief Executive Officer's Letter



My Fellow Shareholder:

Looking back at 2003, I am struck by the word "transformation". While it may not seem readily apparent, a transformation is occurring throughout First Pacific, from the Head Office level throughout each of our businesses. It is the purpose of my letter this year to distill for you the salient changes taking place and provide clarity on the vision and strategy that will guide us moving forward.

Year of Accomplishment. I am proud of the achievements made last year: doubling of our attributable net profit to US$81.5 million, reduction and refinancing of parent and subsidiary debts, and the market leadership that our core investments of Indofood and PLDT continue to demonstrate. Our team at both the parent and subsidiary levels is more unified than ever and more in agreement on the path ahead.

Our achievements last year are wholly in line with the strategy that I described in my letter to you last year. Under the working title of "Direction, Decisions" our strategy seeks to achieve three primary objectives: clarity in First Pacific's underlying principles and strategic direction; stability in First Pacific's financial position; and cohesion in First Pacific's internal relationships.

Clarity of Vision. Structurally, financially and operationally, First Pacific is undergoing a methodic evolution. We have learned valuable lessons from the recent years. Paramount among them is focus. Indeed focus is the answer I give to those who ask when – or how – will First Pacific return to its former days of rapid deal-making.

Our vision today is simple: First Pacific is committed, at all levels, to building a regionally focused, value-creating company that owns leading companies in two primary growth sectors, Consumer and Telecoms.

I believe the era of rapid deal churn for most conglomerates is over. At First Pacific we possess two strong market-leading businesses, with strong growth potential. Both are superbrands in their respective markets. Both have strong, underlying financials. Both have a number of domestic and international expansion growth opportunities available.

Our mission is also our executing strategy for our vision: First Pacific will continue to be an active management investor, constantly seeking to enhance, create and grow value for the benefit of our shareholders.

The simple fact is that we have never been just a holding company. Our value-added active management approach towards our assets is what differentiates us from the pack. Our investment philosophy has always differed in this regard – First Pacific is not merely a portfolio steward whose officers only attend the occasional board meeting. Throughout our history, in every investment of note, the means by which we have generated value for our shareholders is by placing key managers throughout our assets. It is for example, the sole reason why I relocated to Manila when we acquired PLDT.

First Pacific's active management investment approach will remain – as it has been since our founding in 1981 – our guiding philosophy. Frankly, I believe it is time that the market recognize this for the unique value it offers, and reflect that in our share price.

Financial Stability. First Pacific's present and improving fundamentals underscores our vision and mission. PLDT's performance last year was at the very least, stellar. Our projections are that PLDT will continue to grow at a healthy clip for some time, and the Philippine cellular market continues to defy conventional assumptions about penetration ceilings.

At the head office level the 17.5 per cent improvement in Indofood's dividend payments are evidence of its ability to focus on cost reductions and maintain market leadership. With dividend flow expected to begin from

First Pacific
Share Price Performance


HK$
2.0
1.6
1.2
0.8
0.4
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04

Managing Director and Chief Executive Officer's Letter

PLDT next year First Pacific's cash position will further strengthen. The disposal of our Escotel investment will also be cash accretive in 2004 – with the regulatory changes occurring in the Indian telecoms market, we believe that the resources we had committed there can be put to better use elsewhere.

It is important to underscore the significant de-leveraging progress from the First Pacific to subsidiary levels realized last year. The July 2003 issuance of a US$115 million secured bond extended our refinancing window for a further 3 years. The full repayment of the US$90 million loan principal owed by Metro Pacific to our wholly-owned subsidiary Larouge B.V. is evidence of our commitment to meet our debt obligations, no matter the emotional price we may have to pay. Both accomplishments have fundamentally resolved any material concerns regarding Head Office debt.

A significant de-leveraging effort continues at the operational level, improving subsidiary balance sheets and helping to improve our NAV discount, which we continue to believe is unwarranted at present levels. We will also continue to keep costs in line; reductions of non-essential head office staff last year, reduced overhead by 4.4 per cent and we believe there is room for further reduction going forward.

Cohesion. At the time, I highlighted this as an important objective, considering the undue attention on First Pacific's internal affairs at the start of last year. I believe that today, all that needs to be said in this regard is this: for those of you who have been long familiar with us, the First Pacific story regarding our people is as simple as is our investment philosophy: we are a tightly connected, horizontally managed operation. This will not change. I can assure all of our stakeholders that adjustments made in the previous year will ensure this remains the case for a long time to come.

The Path Ahead. Our challenge this year and moving ahead is straightforward: continually strive to further improve performance from both Indofood and PLDT in order to pave the way for future acquisitions and new growth.

As previously discussed, it is our intention to not just rely upon organic growth as a future value driver. We will seek new opportunities. Despite our present head-office cash position there exists a number of avenues to pursue intelligent investments. Should conditions allow, it is my hope that this time next year you will have solid evidence of our new growth.

To that end, I believe it may help in articulating further the metrics by which we presently and will continue, to examine new growth opportunities. We always ask two central questions: Does the investment possess significant value enhancement potential? Can we be assured of management control in order to extract value, in the First Pacific way?

Affirmative answers to both answers are critical, and should give you insight into the "First Pacific Approach". Our inherent value as a company – and an investment opportunity for our shareholders and other investors – rests on our ability to understand the opportunities and risks of an investment – even while the market may not at the time. Through our active management approach we structurally improve the investment's operations, management and strategy, with the resulting effect of defying expectations and produce substantial results. The way that we accomplish our goals in this regard is through innovative and dynamic leadership, grounded in strictest corporate governance principles.

Awards. In closing I would like to briefly mention the citations received last year from independent third-parties. PLDT was named Overall Best Managed Company by AsiaMoney Magazine. Indofood ranked the No. 1 best managed Indonesian company by the Far Eastern Economic Review. First Pacific also received a Bronze medal in recognition of our strong financial reporting, from the Hong Kong Management Association.

These accolades, coupled with the improvement in our share price over the last year – which we still regard as considerably undervalued at present levels – are testament to the transformation taking place at First Pacific. The process of evolution and change for us is only set to accelerate. There is no road back.

Finally, I would like to thank you for your confidence and support as we more confidently assert control of our future..The best, I am certain, is yet to come.

Sincerely,

MANUEL V. PANGILINAN
Managing Director
and Chief Executive Officer

1 March 2004

Goals

Review of 2003 goals

FIRST PACIFIC

- Reduce costs and increase recurrent cash flows at Head Office
  ***Achieved**. Overhead expenses have declined by 4.4 per cent and Indofood dividend increased by 17.5 per cent.*
- Refinance or repay US$100 million debt, which matures in December 2003, with longer-term funding
  ***Achieved**. Successfully refinanced by issuing a US$115 million three-year bond in July 2003.*

PLDT

- Improve share price performance
  ***Achieved**. Share price increased more than 2.5 times from Pesos 270 at 31 December 2002 to Pesos 970 at 31 December 2003.*
- Generate sufficient free cash flow at the PLDT level and increase dividend payout from Smart, to enable PLDT to further reduce debts
  ***Achieved**. Free cash flow at the PLDT level improved 24.5 per cent to Pesos 11.5 billion (US$211.5 million) including Pesos 6.2 billion (US$114.0 million) dividends from Smart (representing 100 per cent of its 2002 net income) in 2003. PLDT company alone reduced debts by US$180 million in 2003.*
- Smart to increase overall level of revenues, EBITDA and profits
  ***Achieved**. Smart reported record earnings in 2003. Smart's revenues, EBITDA and profits improved by 51.0 per cent to Pesos 49.9 billion (US$0.9 billion), by 77.1 per cent to Pesos 31.8 billion (US$0.6 billion) and by 161.5 per cent to Pesos 16.1 billion (US$0.3 billion), respectively.*

INDOFOOD

- Strengthen cash flows
  ***Achieved**. Operating cash flows improved significantly, increased to Rupiah 1.5 trillion (US$0.2 billion) from negative Rupiah 0.3 trillion (US$27.2 million).*
- Build and develop brands
  ***In progress**. Continue to further strengthening the existing brands.*
- Complete the second phase (114.5 million shares) of the employee stock ownership program
  ***Partially achieved**. The second phase was 51 per cent subscribed by the employees with 58.4 million new shares issued in May 2003.*
- Improve share price performance
  ***Achieved**. Share price increased by 33 per cent to Rupiah 800 per share during the year.*
- Maintain dividend payout of 30 per cent
  ***Achieved**. Thirty per cent payout in respect of 2002 earnings.*

METRO PACIFIC

- Conclude debt reduction program
  ***Substantially achieved**. Successfully repaid, reached agreements in principle or advanced discussions for approximately 94 per cent, or Pesos 12.1 billion (US$218.1 million), of the outstanding debts at parent company level.*
- Conclude Banco de Oro's purchase of First e-Bank's banking business, as well as certain assets and liabilities
  ***Achieved**. The transfer of First e-Bank's banking business was completed and First e-Bank was renamed Prime Media Holdings, Inc.*
- Improve profitability at Landco and Nenaco
  ***Substantially achieved**. Metro Pacific and subsidiary management continue to work together to improve operational and financial performance.*

Goals for 2004

FIRST PACIFIC

- Continue to explore value-enhancing and expansion opportunities in the region, primarily on telecom and consumer food products
- Further strengthening the corporate governance practices
- Conclude disposal of interest in Escotel

PLDT

- Sustain earnings growth momentum of PLDT Group driven by Smart, stability of PLDT Fixed Line and improved profits of ePLDT
- Continue to maximize cash flows for debt reduction
- Be in a position to restore dividends to common shareholders in 2005

INDOFOOD

- Maintain market leadership position
- Continue to focus on branded products, grow revenue through domestic, regional and international business development
- Redevelop business strategy with reorganized management teams

METRO PACIFIC

- Substantially complete development plans for Metro Pacific's property portfolio, in particular the 10-hectare property in the Bonifacio Global City
- Enhance and expand Landco offerings while improving profitability

Board of Directors and Senior Executives

BOARD OF DIRECTORS

ANTHONI SALIM
Chairman

Age 55, born in Indonesia. Mr. Salim is the son of Soedono Salim and is the President and CEO of the Salim Group. Mr. Salim is a Commissioner of Indofood; a Board member of Futuris Corporation Limited and also a member of the Advisory Board for ALLIANZ Group. Mr. Salim has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

Age 57, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the company in 1981, was appointed Executive Chairman in February 1999 and resumed the role of Managing Director and CEO in June 2003. Mr. Pangilinan also served as President and CEO of PLDT since November 1998 and was appointed Chairman of PLDT in February 2004. He also serves as Chairman of Smart Communications, Inc.; President Commissioner of Indofood; Chairman of Metro Pacific and of Landco Pacific Corporation; and as a Director of Negros Navigation Company. He is Chairman of the non-profit organization, Philippine Business for Social Progress; sits on the Board of Overseers of the Wharton School and on the Board of Trustees of Ateneo de Manila University. He was awarded an Honorary Doctorate in Humanities by San Beda College in the Philippines in January 2002.

EDWARD A. TORTORICI
Executive Director

Age 64, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. He founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices worldwide.

Mr. Tortorici joined First Pacific as an Executive Director in 1987 and launched the Group's entry into the telecommunications sector. He is responsible for organization and strategic planning; and corporate restructuring. Mr. Tortorici also serves as a Commissioner of Indofood, and a Director of Metro Pacific and ACeS.

ROBERT C. NICHOLSON
Executive Director

Age 48, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited. Mr. Nicholson joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003.

ALBERT F. DEL ROSARIO
Independent Non-executive Director

Age 64, born in the Philippines. Currently Ambassador Extraordinary Plenipotentiary of the Republic of the Philippines to the United States of America, Ambassador del Rosario earned his Bachelor's degree in economics at the New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., Asia Traders Insurance Corporation, Philippine Center Management Board Inc. (San Francisco and New York), and serves as Director in numerous companies and non-profit organizations such as Philippine Long Distance Telephone Company, Infrontier (Philippines) Inc. and Philippine Cancer Society. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project at Fort Bonifacio. Ambassador del Rosario is a recipient of the EDSA II Heroes Award in recognition of his efforts in promoting Philippine Democracy and the Philippine Army Award for his accomplishments as Chairman of the Makati Foundation for Education. Ambassador del Rosario joined First Pacific's Board in June 2003.

EDWARD K.Y. CHEN, CBE, JP, G.B.S.
Independent Non-executive Director

Age 59, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Prof. Chen serves as President of Lingnan University; a Director of Asia Satellite Telecommunications and Eaton Vance Management Funds; and a Non-executive Director of Wharf Holdings Limited. Formerly, he served as Chairman of Hong Kong's Consumer Council; as an Executive Councilor of the Hong Kong Government; and as a Legislative Councilor. Prof. Chen joined First Pacific's Board in 1993.

DAVID W.C. TANG, OBE, Chevallier de L'Ordre des Arts et des Lettres
Independent Non-executive Director

Age 49, born in Hong Kong. Mr. Tang is the founder of the Shanghai Tang stores and the China Clubs in Hong Kong, Beijing and Singapore, as well as The Pacific Cigar Company Limited. He holds Hong Kong directorships on the Boards of Lai Sun Development Limited and Free Duty Limited; U.S. directorship of Tommy Hilfiger Corporation; London advisorships include those of Asprey Limited and Garrard Limited, and the Savoy Group of Hotels. Mr. Tang joined First Pacific's Board in 1989.

SUTANTO DJUHAR
Non-executive Director

Age 75, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Ltd. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR
Non-executive Director

Age 52, born in Indonesia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk., Director of Pacific Industries and Development Ltd., and a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

IBRAHIM RISJAD
Non-executive Director

Age 69, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indocement Tunggal Prakarsa Tbk. and as Vice President of the Board of Commissioners of Indofood. He joined First Pacific's Board in 1981.

BENNY S. SANTOSO
Non-executive Director

Age 46, born in Indonesia. Mr. Santoso serves as a Director of PT Indocement Tunggal Prakarsa Tbk. and a Commissioner of PT Indosiar Visual Mandiri Tbk. He also serves as a Director or a Commissioner of a number of other Indonesian companies. Mr. Santoso joined First Pacific's Board in June 2003.

ADVISORS

SOEDONO SALIM
Honorary Chairman and Advisor to the Board

Age 89, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

SUDWIKATMONO
Advisor to the Board

Age 70, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk., and holds Board positions with a number of other Indonesian companies.

SENIOR EXECUTIVES

PAUL F. WALLACE
Chief Financial Officer

Age 53, born in England. Mr Wallace has a BSc in Mathematics from the University of Birmingham. He is a member of the Canadian Institute of Chartered Accountants. Mr. Wallace had 11 years experiences as an accountant in Canada before working in Hong Kong. He was a partner at Price Waterhouse for seven years in Hong Kong prior to his appointment as Group Vice President at First Pacific from 1994 to 1997. From 1997 to early 2003, he advised on a wide range of corporate re-organizations and fund raising activities in both the UK and Canada. Mr. Wallace re-joined First Pacific in April 2003.

MAISIE M.S. LAM
Executive Vice President, Group Human Resources

Age 49, born in Hong Kong. Ms. Lam received a Diploma from Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983 from Citicorp's merchant banking arm in Hong Kong.

NANCY L.M. LI
Assistant Vice President, Company Secretary

Age 46, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada. She is an associate of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from The Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand (now joined to become PricewaterhouseCoopers). Ms. Li was appointed as First Pacific's Company Secretary in May 2003.

Review of Operations
Contribution Summary

CONTENTS

Contribution by Country



US$ millions
80
60
40
20
0
2003
2002
Philippines
Indonesia

US$ millions	Turnover 2003	2002	Contribution to Group profit[i] 2003	2002
PLDT[ii]	–	–	**76.7**	48.8
Indofood	**2,090.1**	1,777.3	**40.2**	37.7
Metro Pacific	**71.7**	114.6	**(9.5)**	(18.7)
From continuing businesses	**2,161.8**	1,891.9	**107.4**	67.8
From discontinuing and disposed businesses[iii]	–	0.4	**0.6**	(2.2)
FROM OPERATIONS	**2,161.8**	1,892.3	**108.0**	65.6
Head Office items:				
– Corporate overhead			**(8.6)**	(9.0)
– Net interest expense			**(7.2)**	(6.3)
– Other (expenses)/income			**(3.8)**	0.8
RECURRING PROFIT			**88.4**	51.1
Foreign exchange losses			**(17.3)**	(11.0)
Non-recurring items[iv]			**10.4**	–
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS			**81.5**	40.1

(i) After taxation and outside interests, where appropriate.
(ii) Associated company.
(iii) Primarily represents Escotel Mobile Communications Limited (Escotel).
(iv) 2003's non-recurring gains of US$10.4 million (2002: Nil) comprise gains of US$16.8 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's manpower reduction costs of US$6.4 million.

During the year, the Group's turnover increased by 14.2 per cent, to US$2,161.8 million (2002: US$1,892.3 million), reflecting improved underlying performances. First Pacific's continuing business interests improved their performance in 2003, recording profit contributions totaling US$107.4 million (2002: US$67.8 million), an increase of 58.4 per cent. Corporate overhead declined 4.4 per cent, to US$8.6 million, as cost cutting initiatives took effect. Recurring profit improved to US$88.4 million, from US$51.1 million in 2002, and the Group recorded higher foreign exchange losses on its unhedged U.S. dollar denominated borrowings, largely due to a weaker peso. First Pacific recorded an attributable profit for 2003 of US$81.5 million, a 103.2 per cent improvement over 2002's attributable profit of US$40.1 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar at 31 December	2003	2002	One year change
CLOSING			
Peso	**55.49**	53.18	-4.2%
Rupiah	**8,465**	8,950	+5.7%

Exchange rates against the U.S. dollar for the year ended 31 December	2003	2002	One year change
AVERAGE			
Peso	**54.38**	51.64	-5.0%
Rupiah	**8,572**	9,265	+8.1%

In 2003, the Group recorded net exchange losses of US$17.3 million on unhedged U.S. dollar loans principally as a result of depreciation of the peso. The exchange losses may be further analyzed as follows:

US$ millions	2003	2002
PLDT	**(13.7)**	(12.0)
Indofood	**(3.8)**	3.8
Others	**0.2**	(2.8)
TOTAL	**(17.3)**	(11.0)

PLDT

PLDT's operations are principally denominated in pesos, which averaged Pesos 54.38 (2002: 51.64) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows:

Share Price Performance


Pesos
1,000
800
600
400
200
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04

Pesos millions	2003	2002
Net income under Philippine GAAP[(i)]	**11,182**	3,003
Preference dividends[(ii)]	**(1,751)**	(1,683)
Net income attributable to common shareholders	**9,431**	1,320
Differing accounting treatments[(iii)]		
– Reclassification/reversal of non-recurring items	**5,694**	4,110
– Fair values on acquisition	–	3,475
– Foreign exchange accounting	**(519)**	(146)
– Others	**(792)**	(1,262)
Intragroup items[(iv)]	**300**	275
Adjusted net income under Hong Kong GAAP	**14,114**	7,772
Foreign exchange losses[(v)]	**3,056**	2,546
PLDT's net income as reported by First Pacific	**17,170**	10,318
US$ millions		
Net income at prevailing average rates for 2003: Pesos 54.38 and 2002: Pesos 51.64	**315.7**	200.0
Contribution to First Pacific Group profit, at an average shareholding of 2003: 24.3% and 2002: 24.4%	**76.7**	48.8

(i) PLDT has restated its net income for 2002 from Pesos 3,118 million to Pesos 3,003 million after changing the accounting policy for pre-operating expenses from capitalization and amortization to immediate write-off. As First Pacific has already adjusted for this in prior years' adjustments, no further adjustment is required.

(ii) First Pacific presents net income after deduction of preference dividends.

(iii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2003, impairment provisions for satellite and other assets (Pesos 4.3 billion), which were fully provided by First Pacific in prior years, were reversed and manpower reduction costs (Pesos 1.4 billion) were excluded and presented separately as a non-recurring items.*
- *Fair values on acquisition: First Pacific made certain fair value adjustments at the time of its acquisition of PLDT, such that certain PLDT assets are held at different values in First Pacific's accounts. Accordingly, the adjustment reverses the depreciation on assets that First Pacific has already written down. Such assets were fully depreciated by PLDT in 2002.*
- *Foreign exchange accounting: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Hong Kong GAAP requires the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment also includes the reversal of the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.*

(iv) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(v) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Turnover 2003


1%
52%
47%
US$ millions
Fixed Line 842.8
Wireless 926.6
ICT 27.7
Total 1,797.1

Turnover 2002


1%
42%
57%
US$ millions
Fixed Line 881.5
Wireless 652.8
ICT 18.2
Total 1,552.5

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	2003	2002	% change	2003	2002	% change
Fixed Line	**842.8**	881.5	-4.4	**268.1**	372.4	-28.0
Wireless	**926.6**	652.8	+41.9	**330.4**	181.4	+82.1
ICT*	**27.7**	18.2	+52.2	**(2.5)**	(10.4)	-76.0
Total	**1,797.1**	1,552.5	+15.8			
OPERATING PROFIT				**596.0**	543.4	+9.7
Share of profits less losses of associates				**(0.2)**	(1.0)	-80.0
Net borrowing costs				**(200.8)**	(262.1)	-23.4
PROFIT BEFORE TAXATION				**395.0**	280.3	+40.9
Taxation				**(46.0)**	(49.0)	-6.1
PROFIT AFTER TAXATION				**349.0**	231.3	+50.9
Outside interests				**(1.7)**	0.4	–
PROFIT FOR THE YEAR				**347.3**	231.7	+49.9
Preference share dividends				**(31.6)**	(31.7)	-0.3
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS				**315.7**	200.0	+57.9
Average shareholding (%)				**24.3**	24.4	–
CONTRIBUTION TO GROUP PROFIT				**76.7**	48.8	+57.2

* *Information and Communications Technology*

PLDT recorded a contribution of US$76.7 million (2002: US$48.8 million) to the Group, up 57.2 per cent year on year, while consolidated turnover reached a record US$1.8 billion in 2003 (2002: US$1.6 billion), largely driven by PLDT's successful wireless businesses.

PLDT continued to ride the Philippines' cellular popularity wave in 2003, driven by the innovative product and service offerings of Smart. By end-2003, total cellular subscribers of Smart and Talk 'N Text, combined, had surged 50.6 per cent to 12.9 million compared with 8.6 million in 2002. Fixed Line, meanwhile, held steady with 2.1 million subscribers (2002: 2.1 million). Fixed Line headcount reduced by 15.7 per cent during the year to 10,230 versus 12,131 in 2002, as a result of continued focus on cost containment.

PLDT Company's deleveraging targets were reached as total debt was reduced to US$2.4 billion compared with US$2.6 billion at the end of 2002. Having achieved First Pacific's turnaround targets for PLDT, PLDT announced on 19 February 2004 that President and CEO Manuel V. Pangilinan would assume Chairmanship of the company, to be succeeded by Napoleon L. Nazareno, who would become concurrent president of both Smart Communications and PLDT.

Smart GSM Systemwide Subscriber Numbers


Millions
14
12
10
8
6
4
2
0
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03

Wireless

Smart's exceptional growth translated into equally impressive results – wireless turnover reached US$926.6 million in 2003 versus US$652.8 million in 2002, an increase of 41.9 per cent. The significant driver of growth was the introduction of an innovative "over-the-air" electronic airtime credit loading facility – "Smart Load". In December 2003, Smart also introduced "Pasa Load" (the term "pasa" means "transfer" in the vernacular), a derivative service of "Smart Load" which allows prepaid subscribers to transfer credits to other prepaid subscribers. These two new services have made reloading of airtime credits more convenient for, and accessible to, prepaid subscribers. Through "Smart Load" and "Pasa Load", prepaid subscribers can reload in smaller denominations ranging from as low as US$0.036 (Pesos 2) to US$3.68 (Pesos 200). By the end of 2003, over 10 million prepaid customers of Smart and Talk 'N Text were reloading "over the air". The availability to transfer lower denomination credits also reduced prepaid churn rates, which dropped to 2.9 per cent (2002: 3.2 per cent).

The increasing popularity of lower denomination credits marginally reduced cellular ARPUs, however, efficient cost-containment resulted in a 25.7 per cent reduction in blended pre-paid and post-paid subscriber acquisition costs, thereby reducing the payback period on acquisition costs to about two months. Wireless capital expenditure meanwhile increased 50.5 per cent to US$207.9 million (2002: US$138.1 million) as Smart extended its nationwide coverage. At present Smart's wireless network including 32 switching facilities and 3,904 base relay stations ensures coverage reaches 86% per cent of the Philippines' 82 million population.

Smart paid a cash dividend to PLDT in the amount of US$114.0 million in 2003, representing a 100 per cent dividend payout of its 2002 net income. It is expected that such dividend payments will increase in coming years, as Smart continues its earnings growth momentum.

Fixed Line

Fixed Line turnover declined a slight 4.4 per cent to US$842.8 million (2002: US$881.5 million) due to the continuing preference of consumers for mobile, data and other non-voice communications. While fixed line subscribers have remained relatively constant at the 2 to 2.1 million level for the past several years, management has been able to extract increased cost-savings, accelerate debt reduction and create value-added revenue drivers, to improve the financial position of Fixed Line.

Fixed line international long distance revenues increased (2003: US$230.7 million; 2002: US$206.1 million) despite a drop in billed minutes, principally due to an increase in termination rates with overseas carriers, while moderate increase in fixed line data and other network revenues (2003: US$106.7 million; 2002: US$106.1 million) was due to the growth of DSL consumer and other corporate data services.

Phase Two of Fixed Line's liability management program was completed during the course of the year, with the paydown of US$180 million in debt and reducing Fixed Line's debt balance to US$2.4 billion as of end 2003. Fixed Line management remains wholly focused on meeting the targets of its liability management program, as well as further reducing costs and increasing productivity.

Information and Communications Technology

ePLDT, the Information and Communications Technology unit of PLDT, realized substantial growth of 52.2 per cent in dollar terms, with turnover reaching US$27.7 million compared with US$18.2 million in 2002. ePLDT's growth is underpinned by the success of its Vocativ and Parlance call centers, which have a combined 1,700 employees servicing U.S. customer relationship management accounts. ePLDT management anticipates a significant growth of its call center business in 2004, along with increased service offerings and subscriptions from its VITRO data center, the Philippines' first fully protected network operation center (NOC).

Outlook

The Philippines has consistently defied conventional assumptions regarding cellular penetration; with growth rates set to accelerate over the short term, PLDT's wireless brands intend to more aggressively capture new users as well as increase data and non-voice revenues from current ones. Fixed Line meanwhile seeks to continue achieving targets of its liability management program, while seeking to reduce costs further. Substantial growth opportunities exist in the Information and Communications Technology realm and ePLDT is expected to capitalize on the growing interest of overseas locators presently seeking backroom call center operations in the Philippines.

Indofood

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 8,572 (2002: 9,265) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Share Price Performance


Rupiah
1,000
800
600
400
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04

Rupiah billions	2003	2002
Net income under Indonesian GAAP	**603**	803
Differing accounting treatments(i)		
– Foreign exchange accounting	**54**	54
– Others	**(62)**	(3)
Adjusted net income under Hong Kong GAAP	**595**	854
Foreign exchange losses/(gains)(ii)	**71**	(152)
Indofood's net income as reported by First Pacific	**666**	702
US$ millions		
Net income at prevailing average rates for 2003: Rupiah 8,572 and 2002: Rupiah 9,265	**77.7**	75.8
Contribution to First Pacific Group profit, at an average shareholding of 2003: 51.7% and 2002: 49.8%	**40.2**	37.7

(i) Differences in foreign exchange accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction.

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Turnover 2003*


15%
33%
24%
28%

	US$ millions
Noodles	693.9
Flour	589.4
Edible Oils & Fats	508.0
Others	298.8
Total	**2,090.1**

** After inter-segment elimination*

Turnover 2002*


14%
35%
22%
29%

	US$ millions
Noodles	614.6
Flour	521.7
Edible Oils & Fats	387.5
Others	253.5
Total	**1,777.3**

** After inter-segment elimination*

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	2003	2002	% change	2003	2002	% change
Noodles	**702.9**	624.5	+12.6	**103.8**	111.1	-6.6
Flour	**710.0**	639.7	+11.0	**52.2**	38.2	+36.6
Edible Oils & Fats	**630.2**	616.6	+2.2	**53.2**	43.6	+22.0
Others	**298.8**	253.5	+17.9	**16.3**	11.5	+41.7
Inter-segment elimination	**(251.8)**	(357.0)	-29.5	–	–	–
Total	**2,090.1**	1,777.3	+17.6			
OPERATING PROFIT				**225.5**	204.4	+10.3
Share of profits less losses of associates				**(0.4)**	(0.1)	+300.0
Net borrowing costs				**(93.4)**	(68.5)	+36.4
PROFIT BEFORE TAXATION				**131.7**	135.8	-3.0
Taxation				**(40.5)**	(47.4)	-14.6
PROFIT AFTER TAXATION				**91.2**	88.4	+3.2
Outside interests				**(51.0)**	(50.7)	+0.6
CONTRIBUTION TO GROUP PROFIT				**40.2**	37.7	+6.6

Noodles Sales Volume


Billion packs
10
9
8
7
99
00
01
02
03

Operating Profit 2003


7%
24%
46%
23%
US$ millions
Noodles 103.8
Flour 52.2
Edible Oils & Fats 53.2
Others 16.3
Total 225.5

Operating Profit 2002


6%
21%
54%
19%
US$ millions
Noodles 111.1
Flour 38.2
Edible Oils & Fats 43.6
Others 11.5
Total 204.4

Indofood recorded a contribution of US$40.2 million (2002: US$37.7 million) to the Group, increased 6.6 per cent year on year. The increase reflects the 8.1 per cent appreciation of Rupiah/US$ average exchange rate to 8,572 from 9,265, partly offset by increased borrowing costs as a result of additional borrowings to finance working capital and higher proportion of rupiah borrowings at higher interest costs relative to the company's U.S. debt borrowings. During 2003, Indofood's average net debt level stood at US$732.1 million as compared to US$608.9 million in 2002.

2003 was a challenging year for Indofood's primary businesses of Noodles, Flour and Edible Oils & Fats. The entry of lower-priced products and aggressive promotions by competitors has intensified the competitive environment; towards the end of 2003 management began to undertake a comprehensive strategic and business review with the goal of implementing structural improvements in 2004.

Noodles

Noodles is the largest of Indofood's operating divisions and accounted for 33.2 per cent (2002: 34.6 per cent) of Indofood's 2003 turnover. Indofood's primary noodle product is its hugely-popular soup-style instant noodles. Indofood sells over 100 varieties of noodle products, covering every taste and dietary requirement, including stir-fry, air-dried snack and egg noodles, in addition to seasonal and limited-run varieties. Among the most popular brands produced include Indomie and Supermi.

Average selling price per pack rose 3.9 per cent last year to Rupiah 579 (U.S. 6.8 cents) (2002: Rupiah 557; U.S. 6.0 cents) although volumes were flat at 9.8 billion packs, largely due to the aggressive entry of lower-priced competitors. Higher selling and promotion costs, due to the launch of several higher-end multipack varieties impacted operating profit which decreased by 6.6 per cent.

Indofood has strong potential to enter the regional noodle markets; current exports represent only two per cent of revenues yet reach over 40 countries, including Australia, Saudi Arabia, Malaysia and the Netherlands. In its domestic markets division management seeks to increase consumption in low noodle consuming regions.

A more focused and consumer-driven Noodles marketing campaign will also be launched in 2004, with the goal of building greater loyalty for certain brands and eventually rationalizing the division's stock-keeping unit (SKU) diversity.

Flour

Bogasari Flour Mills accounted for 28.2 per cent (2002: 29.4 per cent) of Indofood's 2003 turnover, and improved 11.0 per cent over the previous year in US$ terms. The increase in revenues to US$710.0 million (2002: US$639.7 million) reflects an average increase in selling prices of 7.0 per cent per kilogram, to Rupiah 2,385 (U.S. 27.8 cents) versus Rupiah 2,230 (U.S. 24.1 cents) per kilogram in 2002. This has the effect of offsetting the higher selling and promotion costs, due mainly to the introduction of an innovative scheme to promote downstream small and medium enterprise bulk flour purchases, and improved rupiah operating margins, to 7.6 per cent (2002: 6.9 per cent).

Sales volume reduced 4.6 per cent during the year, to 2.24 million tons versus 2.35 million tons, due mainly to the entry of lower-priced imported breakbulk and finished wheat products.

Early success of the small and medium enterprise downstream promotion campaign will provide the basis for a concerted national rollout in 2004, to enhance consumer equity for Bogasari's Cakra Kembar, Kunci Biru and Segitiga Biru brands.

Edible Oils & Fats

Indofood's **Cooking Oil and Fats** division is among the largest producers of cooking oil, margarine and shortening in Indonesia, offering a wide range of both branded (Bimoli, Sunrise, Delima, Cornola among others) and non-branded products to both consumer and institutional customers throughout the country. In 2003, Edible Oils & Fats contributed 24.3 per cent of Indofood's turnover (2002: 21.8 per cent).

Sales revenues increased 2.2 per cent in US$ terms but decreased 5.4 per cent in rupiah terms. The reduction in rupiah sales was principally due to the **Trading** division, which saw volumes fall to 1.02 million tons compared with 1.27 million tons in 2002. Rupiah gross margins improved to 15.8 per cent (2002: 13.2 per cent), due to increased selling prices across all divisions, partly offset by the effect of higher raw material costs of crude palm oil and copra.

The aggressive entry of lower-priced competitors in the branded cooking oil market during 2003 is expected to put margins under pressure throughout 2004. Division management is presently conducting appropriate market research in an effort to launch an aggressive promotional drive in response to competition.

Others

Others refers to Distribution, Food Seasonings, Baby Foods and Snack Foods, which collectively improved sales performance by 17.9 per cent in US$ terms, to US$298.8 million, equivalent to 9.0 per cent in rupiah terms. The improved performance was mainly driven by the Baby Foods division, which introduced a premium line of baby food products in late 2003. Baby-aid related product sales drove increased volumes by 86.9 per cent, though average selling prices declined.

Other operations reported both lower sales and lower volume turnover except for Distribution, whose business benefited from increased Noodles sales. Rupiah operating margins slightly improved over previous year to 5.3 per cent (2002: 3.6 per cent).

Outlook

Given the increased competition from both foreign and domestic processed foods companies, Indofood management anticipates that its strategic business review in early 2004 should result in new initiatives aimed at increasing productivity, reducing costs and improving organic growth. International growth is intended to emerge as a significant future revenue driver, and steps will be taken in 2004 to build a foundation for a sustained international foods business.

Metro Pacific

Metro Pacific's operations are principally denominated in pesos, which averaged Pesos 54.38 (2002: 51.64) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Share Price Performance


Peso
0.4
0.3
0.2
0.1
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04

Pesos millions	2003	2002
Net profit/(loss) under Philippine GAAP	**57**	(11,713)
Differing accounting treatments[(i)]		
– Reclassification/reversal of non-recurring items	**(537)**	10,640
– Others	**(168)**	(132)
Adjusted net loss under Hong Kong GAAP	**(648)**	(1,205)
Foreign exchange losses[(ii)]	**6**	8
Metro Pacific's net loss as reported by First Pacific	**(642)**	(1,197)
US$ millions		
Net loss at prevailing average rates for 2003: Pesos 54.38 and 2002: Pesos 51.64	**(11.8)**	(23.2)
Contribution to First Pacific Group profit, at an average shareholding of 2003: 80.6% and 2002: 80.6%	**(9.5)**	(18.7)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

– Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustments for 2003 of Pesos 0.5 billion principally relate to Pesos 1.1 billion gains realized from various debt reduction and restructuring exercises, partly offset by Pesos 0.6 billion impairment provisions in respect of its various assets. The impairment provisions made in 2003 were fully provided by First Pacific in prior years.

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	2003	2002	% change	2003	2002	% change
Property						
– Landco	**12.7**	12.6	+0.8	**2.8**	2.1	+33.3
– Pacific Plaza Towers	**12.3**	4.4	+179.5	**(0.5)**	(0.6)	-16.7
– Bonifacio Land Corporation	**3.1**	51.6	-94.0	**(0.7)**	2.9	–
Subtotal	**28.1**	68.6	-59.0	**1.6**	4.4	-63.6
Nenaco	**43.6**	46.0	-5.2	**4.5**	7.3	-38.4
Corporate overhead	–	–	–	**(0.9)**	(1.1)	-18.2
Total	**71.7**	114.6	-37.4			
OPERATING PROFIT				**5.2**	10.6	-50.9
Share of profits less losses of associates				**(1.5)**	(0.9)	+66.7
Net borrowing costs				**(16.0)**	(35.2)	-54.5
LOSS BEFORE TAXATION				**(12.3)**	(25.5)	-51.8
Taxation				**(0.1)**	2.1	–
LOSS AFTER TAXATION				**(12.4)**	(23.4)	-47.0
Outside interests				**2.9**	4.7	-38.3
GROUP SHARE OF LOSS				**(9.5)**	(18.7)	-49.2

Metro Pacific contributed a loss of US$9.5 million in 2003, a significant 49 per cent reduction on 2002's loss of US$18.7 million.

Following the repayment of the Larouge Loan to First Pacific in April 2003, Metro Pacific management devoted the balance of the year to examining and identifying opportunities to improve operating revenues. Landco continued to perform in 2003 and engaged in strategic landbanking activities to provide for future development and growth. They are also presently finalizing the development plan for the 10-hectare site it owns which is located in the Bonifacio Global City.

Nenaco was confronted by a challenging competitive environment, one in which security and economic uncertainty contributed to lower passenger traffic and freight shipments. Management continued to focus on debt reduction and cost-containment.

Outlook

Following the success of various debt reduction and restructuring exercises, Metro Pacific management will now be free to refocus on enhancing the profitability of all its operations.

Escotel

Subscriber Numbers


Thousands
1,000
900
800
700
600
500
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04

Escotel made a profit contribution of US$0.6 million (2002: US$0.1 million) to the Group. The subscriber base grew by 45.3 per cent to 826,000 which improved the EBITDA by 23.1 per cent to Rupees 1.6 billion (US$35.1 million) from Rupees 1.3 billion (US$26.8 million). However, the increase in depreciation, network and subscriber expenses eroded the operating profit.

On 15 January 2004, First Pacific entered into a legally binding agreement with Idea Cellular Limited in respect of the sale of First Pacific's entire 49 per cent interest in Escotel for a consideration of Rupees 700 million (US$15.4 million).

Upon completion of this transaction, First Pacific will record a gain on disposal of approximately US$20 million for the financial year ending 31 December 2004.

Financial Review

CONTENTS

LIQUIDITY AND FINANCIAL RESOURCES

Net Debt and Gearing

(A) Head Office Net Debt

The decrease in net debt is mainly attributable to the partial repayment of its bank loan with the proceeds from Metro Pacific's sale of equity interest in BLC. The Head Office's borrowings at 31 December 2003 comprise Bonds of US$112.4 million (net of US$0.6 million unamortized issuance discount) maturing in July 2006 and a bank loan of US$55.0 million, which is repayable in September 2006.

Changes in Head Office Net Debt

US$ millions	**Borrowings**	**Cash and cash equivalents**	**Net debt**
At 1 January 2003	187.4	(35.3)	152.1
Movement	(20.0)	(35.2)	(55.2)
At 31 December 2003	**167.4**	**(70.5)**	**96.9**

Head Office Cash Flow

US$ millions	**2003**	2002
Net cash outflow from operating activities	**(9.5)**	(13.4)
Investments	**(17.6)**	(7.8)
Expenses on disposal	**(2.6)**	(5.5)
Financing activities		
– Net bonds issued/(repayment)	**112.4**	(331.7)
– Repayment of inter-company loan by Metro Pacific, net[i]	**88.7**	–
– Net bank loan (repayment)/drawdowns	**(132.4)**	187.4
– Loan facility expenses	**(3.8)**	(8.2)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**35.2**	(179.2)

(i) Repayment of US$90.0 million net of US$1.3 million loan to Metro Pacific made during 2003.

Financial Review

(B) Group Net Debt and Gearing

An analysis of net debt and gearing for consolidated and associated companies follows.

Consolidated

US$ millions	Net debt [i] 2003	Net assets/ (liabilities) 2003	Gearing (times) 2003	Net debt [i] 2002	Net assets 2002	Gearing (times) 2002
Head Office	**96.9**	**813.4**	**0.10x**	152.1	726.5	0.15x
Indofood	**713.3**	**521.5**	**1.37x**	750.9	463.8	1.62x
Metro Pacific	**97.5**	**(32.7)**	**-**	233.7	139.0	1.68x
CONSOLIDATED BEFORE GOODWILL RESERVE	**907.7**	**1,302.2**	**0.70x**	1,136.7	1,329.3	0.86x
Goodwill reserve	**-**	**(972.2)**	**-**	-	(976.4)	-
CONSOLIDATED AFTER GOODWILL RESERVE	**907.7**	**330.0**	**2.75x**	1,136.7	352.9	3.22x

Associated

US$ millions	Net debt 2003	Net assets/ (liabilities) 2003	Gearing (times) 2003	Net debt 2002	Net assets/ (liabilities) 2002	Gearing (times) 2002
PLDT	**2,532.9**	**1,710.8**	**1.48x**	2,964.7	1,678.4	1.77x
Escotel	**161.8**	**(93.9)**	**-**	183.8	(36.3)	-

(i) Includes restricted cash and pledged deposits.

Net Debt and Gearing


US$ billions
Gearing (times)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
5
4
3
2
1
0
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Net debt
Gearing before goodwill reserve
Gearing after goodwill reserve

- Head Office gearing decreased as a result of a partial repayment of a bank loan with the proceeds from Metro Pacific's sale of equity interest in BLC.
- Indofood gearing declined as profits and a stronger rupiah enhanced net assets.
- Metro Pacific's net debt decreased principally as a result of deconsolidation of BLC and other settlements through transfer of property assets to creditors. Metro Pacific changed from positive net assets position to net liabilities position mainly because of the deconsolidation of BLC.
- PLDT's gearing declined as strong free cash flows were used to reduce debts.

Maturity Profile

The maturity profile of consolidated debt and associated companies' debt follows.

Consolidated

US$ millions	**2003**	2002
Within one year	**207.4**	605.7
One to two years	**209.6**	106.7
Two to five years	**703.3**	586.2
Over five years	**43.0**	64.3
TOTAL	**1,163.3**	1,362.9

The lengthening of the debt maturity profile principally reflects Head Office's repayment/refinancing of its US$187.4 million short-term bank loan and a lengthening of the profile of Indofood's debt during the year. In particular, US$89.3 million of Indofood's short-term debts with high interest costs were refinanced through Rupiah 1.5 trillion (US$177.2 million) five-year Rupiah-bonds.

Associated

	PLDT		Escotel	
US$ millions	**2003**	2002	**2003**	2002
Within one year	**466.3**	374.9	**63.2**	30.6
One to two years	**543.3**	470.7	**68.5**	54.6
Two to five years	**1,098.9**	1,416.6	**31.6**	100.1
Over five years	**771.6**	907.0	**–**	–
TOTAL	**2,880.1**	3,169.2	**163.3**	185.3

Maturity Profile of Consolidated Debt 2003


4%
18%
18%
60%

	US$ millions
Within 1 year	207.4
1-2 years	209.6
2-5 years	703.3
Over 5 years	43.0
Total	**1,163.3**

Maturity Profile of Consolidated Debt 2002


5%
43%
44%
8%

	US$ millions
Within 1 year	605.7
1-2 years	106.7
2-5 years	586.2
Over 5 years	64.3
Total	**1,362.9**

Financial Review

FINANCIAL RISK MANAGEMENT

Foreign Currency Risk

(A) Company Risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office and Escotel, the principal components of the Company's NAV relate to investments denominated in the peso or rupiah. Accordingly, any change in these currencies, against their respective 31 December 2003 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Company's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[(i)] US$millions	Effect on adjusted NAV per share HK cents
PLDT	7.2	1.77
Indofood	4.2	1.02
Metro Pacific	0.1	0.03
TOTAL	**11.5**	**2.82**

(i) The basis of valuation at 31 December 2003 are set out on page 26.

(B) Group Risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	572.3	101.8	488.9	0.3	**1,163.3**
Cash and cash equivalents[i]	(92.9)	(4.5)	(151.5)	(6.7)	**(255.6)**
NET DEBT	479.4	97.3	337.4	(6.4)	**907.7**
REPRESENTING:					
Head Office	103.8	(0.2)	–	(6.7)	**96.9**
Indofood	375.6	–	337.4	0.3	**713.3**
Metro Pacific	–	97.5	–	–	**97.5**
NET DEBT	479.4	97.3	337.4	(6.4)	**907.7**

Associated

US$ millions	US$	Peso	Yen	Rupee	Total
PLDT	2,426.1	(86.7)	193.5	–	**2,532.9**
Escotel	63.1	–	–	98.7	**161.8**

(i) Includes restricted cash and pledged deposits.

Analysis of Total Borrowings by Currency


8%
1%
49%
42%

	US$millions
US$	572.3
Rupiah	488.9
Peso	101.8
Others	0.3
Total	**1,163.3**

Details of changes in Head Office net debt are set out on page 19.

Indofood hedges its U.S. dollar debt through foreign currency swap agreements, export revenues and U.S. dollar deposits. At the end of 2003, Indofood's US$375.6 million of U.S. dollar denominated net borrowings were partly hedged through foreign currency swap agreements totaling US$310.0 million, which mature on various dates in 2005 and 2007.

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. Although it is not possible to hedge significant U.S. dollar balances in the Philippines, PLDT has actively hedged approximately 41 per cent of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$191.3 million or 10.9 per cent of PLDT's total revenues in 2003. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

Escotel carries U.S. dollar borrowings for reasons similar to PLDT. Approximately 33 per cent of its U.S. dollar net debt has been hedged into rupees.

Financial Review

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group profit effect[(i)]
PLDT	2,426.1	983.1	1,443.0	14.4	2.4
Indofood	375.6	310.0	65.6	0.7	0.2
Escotel	63.1	20.7	42.4	0.4	0.1
Head Office[(ii)]	103.8	–	103.8	–	–
TOTAL	**2,968.6**	**1,313.8**	**1,654.8**	**15.5**	**2.7**

(i) Net of tax effect.

(ii) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Peso and Rupiah Closing Rates Against the U.S. Dollar


Peso
Rupiah
52
53
54
55
56
57
8,000
8,200
8,400
8,600
8,800
9,000
9,200
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04
Peso
Rupiah

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this follows, together with details for associated companies.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[(i)]	Net debt
Head Office[(ii)]	167.4	–	(70.5)	96.9
Indofood[(iii)]	325.3	568.8	(180.8)	713.3
Metro Pacific	25.7	76.1	(4.3)	97.5
CONSOLIDATED	**518.4**	**644.9**	**(255.6)**	**907.7**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt
PLDT	1,860.3	1,019.8	(347.2)	2,532.9
Escotel	123.6	39.7	(1.5)	161.8

(i) Includes restricted cash and pledged deposits.

(ii) In September 2003, a wholly-owned subsidiary of the Company entered into an interest rate swap agreement which effectively changed its US$55.0 million bank loan from a LIBOR-based variable interest rate to fixed interest rate.

(iii) In January 2003, Indofood entered into an interest rate swap agreement which effectively changed its US$280.0 million Euro-bonds from fixed interest rate to a LIBOR-based variable interest rate.

Interest Rate Profile


45%
55%

	US$millions
Floating	644.9
Fixed	518.4
Total	**1,163.3**

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group profit effect(i)
Indofood	568.8	5.7	2.1
Metro Pacific	76.1	0.8	0.4
PLDT	1,019.8	10.2	1.7
Escotel	39.7	0.4	0.1
TOTAL	**1,704.4**	**17.1**	**4.3**

(i) Net of tax effect.

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows:

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2002	1,018.4	425.0
At 31 December 2003	1,442.4	691.9
Increase during 2003	41.6%	62.8%
At 1 March 2004	1,483.2	761.1
Increase over 2004 to 1 March 2004	2.8%	10.0%

Stock Market Indices


PCI
JCI
1,600
1,500
1,400
1,300
1,200
1,100
1,000
800
700
600
500
400
300
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Feb 04
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

ADJUSTED NAV PER SHARE

There follows a calculation of the Group's underlying worth, as assessed by calculating the adjusted NAV of each of the Group's listed investments based on quoted share prices applied to the Company's economic interest.

US$ millions	Basis	**1 March 2004 Adjusted NAV**	31 December 2003 Adjusted NAV	31 December 2003 Invested capital[i]
PLDT		**710.0**	720.7	1,240.7
Indofood		**441.4**	415.5	706.6
Metro Pacific	(ii)	**15.9**	16.2	648.8
Escotel	(iii)	**15.4**	15.4	79.7
Head Office – Net debt		**(112.0)**	(96.9)	(96.9)
TOTAL VALUATION	(iv)	**1,070.7**	1,070.9	2,578.9
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		**3,186.0**	3,186.0	3,186.0
Value per share				
– U.S. dollar		**0.34**	0.34	0.81
– HK dollars		**2.62**	2.62	6.31
Company's closing share price (HK$)		**1.94**	1.69	1.69
Share price discount to HK$ value per share (%)		**26.0**	35.5	73.2

(i) Before impairment provisions effected in 2001.

(ii) Adjusted NAV is based on Metro Pacific's net book value as per its balance sheet at 31 December 2003 applied to the Company's economic interest.

(iii) Adjusted NAV is based on consideration, before expenses, for the proposed sale of the Group's entire 49 per cent interest in Escotel to Idea Cellular Limited.

(iv) No value has been attributed to the Group's investment in Mobile-8 and Infrontier.

Share Price vs Adjusted NAV Per Share


HK$
7
6
5
4
3
2
1
0
6.58
6.00
2.62
1.69
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Share price
Adjusted NAV per share

Statement on Corporate Governance

CONTENTS

GOVERNANCE FRAMEWORK

The Company is committed to a policy of transparency and full disclosure in its business operations. It has complied throughout the year with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules.

Board of Directors

The Company is controlled through the Board of Directors which comprises 11 Directors. At 31 December 2003, three of the Directors are Executive and eight of the Directors are Non-executive, of whom three are Independent. The biographies of the Directors, and of the senior executives, are set out on pages 6 and 7.

The Board of Directors meets formally at least four times a year to review operational performance and financial plans, monitor the implementation of strategy and any other significant matters that affect the operations of the Group. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the compliance with applicable laws and regulations, and also with corporate governance policies.
- Monitoring the quality, timeliness, and content of internal and external reporting.

During 2003, there were six board meetings and those Directors who attended are set out below.

	Number of meetings attended
CHAIRMAN	
Anthoni Salim	3
EXECUTIVE DIRECTORS	
Manuel V. Pangilinan (Managing Director and Chief Executive Officer)	5
Edward A. Tortorici	5
Robert C. Nicholson (appointed as Independent Non-executive Director on 2 June 2003 and assumed the role of Executive Director with effect from 27 November 2003)	2[(i)]
Michael J. A. Healy (resigned on 29 May 2003)	3[(ii)]
Ronald A. Brown (resigned on 29 May 2003)	3[(ii)]
NON-EXECUTIVE DIRECTORS	
Sutanto Djuhar	–
Tedy Djuhar	4
Ibrahim Risjad	–
Benny S. Santoso (appointed on 2 June 2003)	2[(i)]
INDEPENDENT NON-EXECUTIVE DIRECTORS	
Prof. Edward K. Y. Chen, CBE, JP, G.B.S.	6
David W. C. Tang, OBE	4
His Excellency Albert F. Del Rosario (appointed on 2 June 2003)	2[(i)]

(i) After the appointments of Mr Nicholson, Mr Santoso and His Excellency del Rosario, there were two board meetings.
(ii) Prior to the resignations of Mr Healy and Mr Brown, there were three board meetings.

Directors' Service Contracts

Mr Pangilinan has a service contract with the Company expiring on 31 December 2005.

Mr Tortorici has a service contract with the Company expiring on 31 December 2007.

Apart from the foregoing, no Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Audit Committee

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Neither member of the Committee has any personal financial interests, conflicts of interests arising from cross-directorships or day-to-day involvement in the running of the business. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and review the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. Two meetings were held during the 2003 financial year.

Independent Board Committee

Where there are matters involving connected transactions, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, will be established and independent financial advisers will be appointed to advise shareholders on how to vote.

Other Developments

In January 2003, HKSE published the Consultation Conclusions on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues. HKSE originally intended to implement the proposals and amend the Listing Rules by the end of the first half of 2003. However, to ensure that the amendments will properly address current corporate governance issues, enhance further the transparency of listed issuers, and secure clarity to the Listing Rules, HKSE has re-examined the policy issues relating to some of the more salient aspects of the amendments to Listing Rules. The amendments to the Listing Rules will take effect on 31 March 2004 but subject to certain transitional arrangements.

Due to the uncertainties of the implementation of the amendments to the Listing Rules, the Company has deferred the implementation of the following practices to 2004.

- To appoint a new Independent Non-executive Director who possess appropriate professional qualifications or experience in financial matters, and will also be appointed as the third member of the Audit Committee.
- To disclose Directors' remuneration on an individual and named basis.

Nevertheless, the Company has implemented the following new practices during 2003.

- Separated the roles of the Chairman and Chief Executive Officer.
- Appointed Mr. Robert C. Nicholson as the new Independent Non-executive Director and Audit Committee member on 2 June 2003. However, on 27 November 2003, Mr. Nicholson assumed the role of Executive Director and hence resigned as member of the Audit Committee accordingly.
- Adopted a Board level Nomination Committee, comprises a majority of Independent Non-executive Directors, to establish recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors.
- Established a Remuneration Committee, comprises a majority of Independent Non-executive Directors, with details as described in the "Remuneration Committee and Policy" section below.

In line with HKSE's ongoing efforts to strengthen the corporate governance practices in Hong Kong and to align with the best current international practices, the Company's Directors will continue to strengthen their commitments to achieve high standards of corporate governance standards and practices.

Philippine Ombudsman

Last year's annual report included a description of the circumstances concerning the 2001 investigation of Mr. Manuel V. Pangilinan, Managing Director and Chief Executive Officer of the Company, by the Philippine Ombudsman. In September 2001 the Ombudsman concluded that there was insufficient evidence against Mr. Pangilinan. The Company is not aware that any further investigation has taken place since that time.

REMUNERATION COMMITTEE AND POLICY

In August 2003, the Company established a Remuneration Committee. The Committee will make recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. Details of Directors' remuneration for the year are set out in Note 29(A) to the Financial Statements. The remuneration of senior executives, including Executive Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business. Long-term monetary incentive awards are disclosed once vested, and are apportioned over the performance cycle.

Fees

Fees are paid to Independent Non-executive Directors in accordance with the Company's Memorandum of Association and Bye-laws. It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates a defined contribution scheme, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to Executive Directors and senior executives as part of the long-term incentive arrangements. After the cancellation of all the outstanding share options of the Company on 7 February 2003, no further share options were granted.

COMMUNICATIONS WITH SHAREHOLDERS

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Board of Directors acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes Special General Meetings to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

In order to promote effective communication, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

1 March 2004

Statutory Reports, Financial Statements and Notes

CONTENTS

Statutory Reports

Financial Statements

Notes to the Financial Statements

Consolidated Profit and Loss Statement

Consolidated and Company Balance Sheets

Consolidated Cash Flow Statement

Other Financial Information

Statutory Reports

REPORT OF THE DIRECTORS

PRINCIPAL BUSINESS ACTIVITIES AND GEOGRAPHICAL MARKETS ANALYSIS OF OPERATIONS

First Pacific Company Limited (the Company) is a Hong Kong-based investment and management company with operations located primarily in Southeast Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Property and Transportation. There were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activities and principal geographical markets, is set out in Note 1 to the Financial Statements, and a summary of its principal investments is set out on page 76.

INCORPORATION

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

(A) select suitable accounting policies and apply them on a consistent basis, making judgements and estimates that are prudent, fair and reasonable;
(B) state the reasons for any significant departure from accounting standards; and
(C) prepare the Financial Statements on the going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons therefor, are set out in Notes 19 and 29(C) to the Financial Statements.

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in the consolidated and Company statement of changes in shareholders' equity/(deficit) of the Financial Statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

On 29 July 2003, CAB Holdings Limited (CAB), a wholly-owned subsidiary of the Company, completed an issue of US$115 million in principal amount of secured bonds (the Bonds). The Bonds, listed on the Singapore Exchange Securities Trading Limited, bear interest at the rate of 8.25 per cent per annum payable six monthly in arrear, mature on 29 July 2006 at their aggregate principal amount, and are secured by the Group's 51.5 per cent interest in Indofood held by CAB. During 2003, one of the Company's wholly-owned subsidiary company repurchased US$2.0 million of the Bonds.

In February 2003, under its Employee Stock Ownership Program, Indofood granted 228,900 options to qualified employees to purchase up to 114.5 million ordinary shares at an exercise price of Rupiah 825 per share. During the year, 116,739 of these options were exercised by the employees and Indofood issued 58.4 million new ordinary shares. The remaining 112,161 options were canceled on 15 May 2003 when they expired.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies during the year.

RESULTS AND APPROPRIATIONS

The consolidated results of the Group for the year ended 31 December 2003 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 37 to 71.

The Directors do not recommend the payment of a dividend.

CHARITABLE CONTRIBUTIONS

The Group made charitable contributions totaling US$2.2 million in 2003 (2002: US$2.0 million).

PROPERTY AND EQUIPMENT

Details of movement in the Group's property and equipment during the year are provided in Note 8 to the Financial Statements.

BANK LOANS, LOAN CAPITAL AND OTHER BORROWINGS

Particulars of the bank loans, loan capital and other borrowings of the Group are provided in Notes 17 and 21 to the Financial Statements.

FINANCIAL ASSISTANCE TO AN ASSOCIATED COMPANY

Particulars of the Company's guarantees for credit facilities to an associated company and the associated company's condensed balance sheet, disclosed pursuant to paragraphs 3.3 and 3.10 of Practice Note 19 of the Listing Rules, are respectively provided in Notes 10(F), 27(C) and 30(B) to the Financial Statements.

DISTRIBUTABLE RESERVES

At 31 December 2003, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) was nil (2002: US$29.6 million). The Company's share premium, in the amount of US$958.2 million (2002: US$958.2 million), may be distributed in the form of fully-paid bonus shares.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

SUMMARY FINANCIAL INFORMATION

A summary of the published results, assets and liabilities, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and reclassified as appropriate, is set out on page 75. This summary does not form part of the audited Financial Statements.

DIRECTORS

The names of the Directors who held office at 31 December 2003 are set out on pages 6 and 7. Details of Directors' service contracts are provided in the Statement on Corporate Governance, and remuneration details are provided in Note 29(A) to the Financial Statements.

INTERESTS OF DIRECTORS IN THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 31 December 2003, the following Directors were interested, or were deemed to be interested in the following long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and HKSE:

(A) First Pacific

Long positions in shares

Name		Ordinary shares	Approximate percentage of issued share capital (%)
Sutanto Djuhar	30.0 per cent interest		
Tedy Djuhar	10.0 per cent interest		
Ibrahim Risjad	10.0 per cent interest		
Anthoni Salim	10.0 per cent interest all via First Pacific Investments Limited[(i)]	790,229,364[(C)]	24.80
Anthoni Salim	33.3 per cent interest via First Pacific Investments (BVI) Limited[(ii)]	628,296,599[(C)]	19.72
Manuel V. Pangilinan		6,026,759[(P)]	0.19
Edward A. Tortorici		13,132,129[(P)]	0.41

(C)=Corporate interest, (P)=Personal interest

(i) Soedono Salim, the former Chairman, and Sudwikatmono, a former Non-executive Director, respectively own 30.0 per cent and 10.0 per cent interests in First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

(B) Associated corporations

Long positions in shares

- Manuel V. Pangilinan owned 15,048,064 common shares[(P)] in Metro Pacific Corporation (MPC), 42,002 common shares[(P)] in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares[(P)] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 300,000 common shares[(P)] in Pilipino Telephone Corporation (PTC).
- Edward A. Tortorici owned 2,450,000 ordinary shares[(P)] in P.T. Indofood Sukses Makmur Tbk (Indofood), 3,051,348 common shares[(P)] in MPC, 96,874 common shares[(P)] in PLDT and 5,000,000 common shares[(P)] in PTC.
- Sutanto Djuhar owned 15,520,335 ordinary shares[(C)] in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares[(C)] in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares[(P)] in Indofood.
- Anthoni Salim owned 632,370 ordinary shares[(C)] in Indofood.
- Albert F. Del Rosario owned 63,525 common shares[(P)] in PLDT, 1,560 preferred shares[(P)] in PLDT, 21,822,680 preferred shares[(P)] in Prime Media Holdings, Inc. (PMH) as beneficial owner and a further 32,231,970 preferred shares in PMH as nominee for another person, 4 common shares[(P)] in PMH, 100 common shares[(P)] in Negros Navigation Company, Inc., 4,922 common shares[(P)] in Costa de Madera Corporation, 19,999 common shares[(P)] in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 4,999 common shares[(P)] in FPD Savills Philippines, Inc. as beneficial owner and one common share[(P)] in FPD Savills Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares[(P)] in Metro Pacific Land Holdings Inc., and 80,000 common shares[(P)] in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

(C) Long position in underlying shares in associated corporation

At 31 December 2003, pursuant to the share option scheme adopted by PLDT on 10 December 1999, Manuel V. Pangilinan was granted 97,571 stock options in PLDT on 10 December 1999, pursuant to which Manuel V. Pangilinan is entitled to exercise the stock options at the exercise price of Pesos 814 per share during the period from 10 December 2001 to 10 December 2009, in accordance with the terms of the aforesaid share option scheme.

Other than as disclosed, at 31 December 2003, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and HKSE.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS IN THE COMPANY

The Register of Interests in Shares and Short Positions of Substantial Shareholders maintained under Section 336 of the SFO shows that at 31 December 2003, the Company had been notified that the following persons were interested in 5.0 per cent or more of the Company's issue share capital.

(A) First Pacific Investments Limited (FPIL-Liberia), which is incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2003, representing approximately 24.80 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim), three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), the former Chairman (Soedono Salim) and a former Non-executive Director of the Company (Sudwikatmono), in the proportions specified in the table on page 33 and in note (i) to the table. Each of these persons is taken to be interested in the shares owned by FPIL-Liberia.

(B) First Pacific Investments (BVI) Limited (FPIL-BVI), which is incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 31 December 2003, representing approximately 19.72 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman, and Soedono Salim, the former Chairman of the Company, each beneficially owns one-third or more of the issued share capital of FPIL-BVI and, accordingly, each of them is taken to be interested in the shares owned by FPIL-BVI.

(C) Marathon Asset Management Limited (Marathon), which is incorporated in the United Kingdom, held 162,979,300 ordinary shares of the Company in April 2003, representing approximately 5.12 per cent of the Company's issued share capital. At 31 December 2003, the Company has not received any other notification from Marathon.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at 31 December 2003 who had an interest or short position in the shares or underlying shares of equity derivatives of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Company.

CONTRACTS OF SIGNIFICANCE

No contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

Other than as disclosed, there is no contract or arrangement subsisting at 31 December 2003 in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from as disclosed under the headings "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 29(C) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

MAJOR CUSTOMERS AND SUPPLIERS

In 2003, sales to the Group's five largest customers, and purchases from the Group's five largest suppliers, respectively accounted for less than 30 per cent of total sales and total purchases for the year.

CONNECTED TRANSACTIONS

Significant related party transactions, which also constitute connected transactions under the Listing Rules, requiring to be disclosed in accordance with Chapter 14 of the Listing Rules, are disclosed in Notes 30(A) to (C) to the Financial Statements.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Previously, the Company maintained appropriate coverage for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage. In light of the recent surge in premia payable for insurance coverage, the Company is self-insuring, but continues to monitor premia in this coverage area.

EMPLOYMENT POLICIES

The Company has a policy of non-discrimination in respect of the age, religion, gender, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

SUBSEQUENT EVENT

Details of a significant subsequent event of the Group are set out in Note 31 to the Financial Statements.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

In 2002, PricewaterhouseCoopers resigned as auditors of the Company and Ernst & Young were appointed by the Directors to fill the casual vacancy so arising. Apart from that, there have been no other changes of auditors in the past three years.

On behalf of the Board of Directors

NANCY L.M. LI
Company Secretary

Hong Kong
1 March 2004


ERNST & YOUNG
安永會計師事務所

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF **FIRST PACIFIC COMPANY LIMITED**
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

We have audited the Financial Statements on pages 37 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of Financial Statements which give a true and fair view. In preparing Financial Statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those Financial Statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
1 March 2004

Financial Statements

PRINCIPAL ACCOUNTING POLICIES

The Group comprises First Pacific Company Limited and its subsidiary companies.

(A) BASIS OF PREPARATION

The Financial Statements have been prepared in accordance with Hong Kong GAAP and comply with accounting standards issued by the HKSA, the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for short-term investments and derivative instruments which, as disclosed in the accounting policies below, are stated at fair value.

In 2003, the Group has changed its accounting policy in respect of income taxes following the adoption of the revised SSAP 12 "Income Taxes" issued by the HKSA, which is effective for accounting periods commencing on, or after, 1 January 2003. The revised SSAP 12 prescribes the accounting treatment for income taxes and requires the recognition of deferred tax liabilities for all taxable temporary differences, with limited exception; and deferred tax assets for all deductible temporary differences, with limited exception, if it is probable that a tax benefit will be realized. The adoption of the revised SSAP 12 had no significant effect on the Group's results or shareholders' equity.

(B) BASIS OF CONSOLIDATION

The consolidated Financial Statements include the financial statements of the Company and its subsidiary companies made up to 31 December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the proceeds of the sale and the Group's share of its net assets, together with any goodwill that was not previously charged or recognized in the consolidated profit and loss statement.

Outside interests represent the interests of outside shareholders in the results and net assets of subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(C) CASH AND CASH EQUIVALENTS

For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments (which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired), less bank overdrafts (which are repayable on demand and which form an integral part of the Group's cash management).

(D) INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in first-out basis, the weighted-average basis or moving average method. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(E) PROPERTY AND EQUIPMENT

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values over their expected useful lives. Details of depreciation rates are given in Note 8(A).

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated profit and loss statement.

(F) DEVELOPMENT PROPERTIES

Development properties are investments in land and buildings under construction, and are carried at cost less provision for impairment losses. Cost includes the original cost of the land and buildings, borrowing costs incurred in respect of development, construction expenditure and other direct costs. Profit is recognized on sales of properties as a percentage of the total estimated profit to completion, with the percentage used being the proportion of costs incurred to the estimated total costs to the extent of deposits received. Under this method, the gross profit on sale is recognized as the related obligation is fulfilled. Unrealized gross profit on sale of development properties is deferred and shown as deferred income under "Deferred liabilities and provisions" account in the consolidated balance sheet.

(G) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary company, in which the Group has a substantial long-term interest in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are stated in the consolidated balance sheet at the Group's share of net assets of the associated companies under the equity method of accounting, together with related goodwill (net of accumulated impairment losses) or negative goodwill on acquisition, which was not previously eliminated or recognized in the consolidated reserves, and in the Company's balance sheet at cost less provision for impairment losses. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies, and in the Company's profit and loss statement to the extent of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(H) SHORT-TERM INVESTMENTS

Short-term investments are securities held for dealing purposes and are stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the profit and loss statement as they arise.

(I) INCOME TAX

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Deferred tax liabilities are provided, using the liability method, for all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(J) PROVISIONS AND CONTINGENT LIABILITIES

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(K) IMPAIRMENT OF ASSETS

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(L) ACCOUNTING FOR ACQUISITIONS AND DISPOSALS

(i) RESULTS The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(ii) FAIR VALUE ADJUSTMENTS On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the separable net assets acquired.

(iii) GOODWILL represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognized in the consolidated balance sheet as an asset and amortized on the straight-line basis over its estimated useful life of 20 years. In the case of associated companies, any unamortized goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

SSAP 30 "Business combinations" was adopted as at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill, to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

On the disposal of subsidiary and associated companies, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill that remains unamortized, and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(M) FOREIGN CURRENCIES

On consolidation, the financial statements of overseas subsidiary and associated companies are translated into U.S. dollars using the net investment method. The profit and loss statements of overseas subsidiary and associated companies are translated into U.S. dollars using average rates of exchange for the year. Balance sheets are translated at closing rates. The resulting translation differences are included in the exchange reserve. Where hedging arrangements are in place, the transactions to which they relate are translated at the rate determined by those arrangements. For the purposes of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into U.S. dollars at the average rates of exchange for the year.

Exchange differences, arising on the retranslation at closing rates of the opening net assets and the profits for the year retained by overseas subsidiary and associated companies, and on foreign currency borrowings used to finance long-term foreign equity investments, are taken to reserves.

Foreign currency transactions are translated into U.S. dollars at rates approximating those prevalent at the relevant transaction dates. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date.

Exchange differences fall within the definition of borrowing costs (see (R) below) are included in the carrying amount of an asset and are recognized in the consolidated profit and loss statement over the expected useful life of the asset or when the asset is disposed of.

All other exchange differences are dealt with in the consolidated profit and loss statement.

(N) TURNOVER AND REVENUE RECOGNITION

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(O) SEGMENTAL INFORMATION

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Head Office and other items mainly comprise Head Office assets, borrowings and overhead.

(P) OPERATING LEASES

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Rentals payable under operating leases are recorded in the consolidated profit and loss statement on a straight-line basis over the lease term.

(Q) EMPLOYEE BENEFITS

(i) PENSION OBLIGATIONS The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(ii) LONG SERVICE PAYMENTS Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(iii) SHARE OPTION SCHEMES The Group operates three share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes are not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company and subsidiary companies as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account. Options which are canceled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

(iv) PAID LEAVE CARRIED FORWARD The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(R) BORROWING COSTS

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings and redemption premiums on convertible instruments. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs, and/or where borrowings in local currency are not available and it is not practically feasible to hedge the foreign currency borrowings. Redemption premiums on convertible instruments are provided for over the life of the instruments when it is probable that the premiums will become payable.

Borrowing costs are expensed in the consolidated profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

Other ancillary costs incurred in connection with the arrangement of borrowings are charged to the consolidated profit and loss statement in the year in which they are incurred.

(S) DERIVATIVE INSTRUMENTS

Derivative instruments, which include currency swaps and foreign exchange contracts entered into for the purpose of managing foreign currency exposures but which are not qualified as hedging for accounting purposes, are recognized as either an asset or a liability based on the fair value of each contract. The gains or losses arising from changes in the fair values of these derivative instruments, are recognized in the consolidated profit and loss statement.

(T) RELATED PARTIES

Related parties are individuals and corporate entities where the individual or corporate entity has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or where two parties are subject to common control or common significant influence.

Financial Statements

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December US$ millions	Notes	**2003**	2002
TURNOVER	1	**2,161.8**	1,892.3
Cost of sales		**(1,631.7)**	(1,420.9)
GROSS PROFIT		**530.1**	471.4
Distribution costs		**(172.3)**	(140.1)
Administrative expenses		**(138.1)**	(121.2)
Other operating income, net		**26.7**	6.9
OPERATING PROFIT	2	**246.4**	217.0
Share of profits less losses of associated companies		**65.0**	32.6
Net borrowing costs	3	**(115.8)**	(109.0)
PROFIT BEFORE TAXATION		**195.6**	140.6
Taxation	4	**(42.8)**	(56.2)
PROFIT AFTER TAXATION		**152.8**	84.4
Outside interests		**(71.3)**	(44.3)
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5	**81.5**	40.1
BASIC EARNINGS PER SHARE (U.S. CENTS)	6	**2.56**	1.27

The principal accounting policies on pages 37 to 41 and the Notes on pages 47 to 71 form an integral part of the Financial Statements.

CONSOLIDATED BALANCE SHEET

At 31 December

US$ millions	Notes	2003	2002
NON-CURRENT ASSETS			
Property and equipment	8	**719.6**	1,009.3
Associated companies	10	**8.0**	(24.5)
Long-term receivables and prepayments	11	**248.0**	265.3
Goodwill	12	**18.3**	19.3
Deferred tax assets	23	**7.5**	9.6
Restricted cash	25(B)	**4.7**	–
		1,006.1	1,279.0
CURRENT ASSETS			
Cash and cash equivalents		**233.3**	203.3
Restricted cash and pledged deposits	25(B)	**17.6**	22.9
Short-term investments	13	**77.0**	42.8
Accounts receivable, other receivables and prepayments	14	**430.2**	389.0
Inventories	15	**309.6**	376.1
		1,067.7	1,034.1
CURRENT LIABILITIES			
Accounts payable, other payables and accruals	16	**379.9**	381.2
Short-term borrowings	17	**207.4**	605.7
Provision for taxation	18	**36.8**	26.6
		624.1	1,013.5
NET CURRENT ASSETS		**443.6**	20.6
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,449.7**	1,299.6
EQUITY CAPITAL AND RESERVES			
Issued capital	19	**31.9**	31.9
Reserves		**(21.2)**	(103.1)
Shareholders' equity/(deficit)		**10.7**	(71.2)
OUTSIDE INTERESTS	20	**319.3**	424.1
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	21	**955.9**	757.2
Deferred liabilities and provisions	22	**88.7**	118.9
Deferred tax liabilities	23	**75.1**	70.6
		1,119.7	946.7
		1,449.7	1,299.6

The principal accounting policies on pages 37 to 41 and the Notes on pages 47 to 71 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

1 March 2004

Financial Statements

COMPANY BALANCE SHEET

At 31 December
US$ millions

	Notes	2003	2002
NON-CURRENT ASSETS			
Subsidiary companies	9	**872.5**	1,049.4
Amounts due from subsidiary companies	9(A)	**868.8**	760.2
Associated companies	10(A)	**3.1**	31.4
		1,744.4	1,841.0
CURRENT ASSETS			
Cash and cash equivalents		**38.4**	26.2
Receivables and prepayments		**–**	0.4
		38.4	26.6
CURRENT LIABILITIES			
Payables and accruals		**12.6**	14.0
NET CURRENT ASSETS		**25.8**	12.6
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,770.2**	1,853.6
EQUITY CAPITAL AND RESERVES			
Issued capital	19	**31.9**	31.9
Reserves		**900.1**	987.8
Shareholders' equity		**932.0**	1,019.7
NON-CURRENT LIABILITIES			
Amounts due to subsidiary companies	9(B)	**838.2**	833.9
		838.2	833.9
		1,770.2	1,853.6

The principal accounting policies on pages 37 to 41 and the Notes on pages 47 to 71 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

1 March 2004

CONSOLIDATED AND COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

CONSOLIDATED US$ millions	**Issued capital**	**Share premium**	**Exchange reserve (Note 24)**	**Revenue reserve (Note 24)**	**Total**
Balance at 1 January 2002	31.4	908.7	(20.2)	(1,111.1)	(191.2)
Shares issued upon conversion of a Convertible Note	0.5	49.5	–	–	50.0
Net gains not recognized in the profit and loss statement					
– Exchange translation	–	–	20.1	–	20.1
Dilution of interests in a subsidiary and an associated company	–	–	0.4	9.4	9.8
Net (loss)/ profit for the year					
– Company	–	–	–	(0.3)	(0.3)
– Subsidiary companies	–	–	–	14.1	14.1
– Associated companies	–	–	–	26.3	26.3
BALANCE AT 31 DECEMBER 2002	31.9	958.2	0.3	(1,061.6)	(71.2)
Net losses not recognized in the profit and loss statement					
– Exchange translation	–	–	(4.3)	–	(4.3)
Dilution of interests in a subsidiary and an associated company	–	–	0.5	4.2	4.7
Net (loss)/ profit for the year					
– Company	–	–	–	(87.7)	(87.7)
– Subsidiary companies	–	–	–	112.1	112.1
– Associated companies	–	–	–	57.1	57.1
BALANCE AT 31 DECEMBER 2003	**31.9**	**958.2**	**(3.5)**	**(975.9)**	**10.7**

COMPANY US$ millions	**Issued capital**	**Share premium**	**Contributed surplus (Note 24)**	**Revenue reserve**	**Total**
Balance at 1 January 2002	31.4	908.7	173.8	(143.9)	970.0
Shares issued upon conversion of a Convertible Note	0.5	49.5	–	–	50.0
Net loss for the year	–	–	–	(0.3)	(0.3)
BALANCE AT 31 DECEMBER 2002	31.9	958.2	173.8	(144.2)	1,019.7
Net loss for the year	–	–	–	(87.7)	(87.7)
BALANCE AT 31 DECEMBER 2003	**31.9**	**958.2**	**173.8**	**(231.9)**	**932.0**

The principal accounting policies on pages 37 to 41 and the Notes on pages 47 to 71 form an integral part of the Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December US$ millions	Note	**2003**	2002
Operating profit		**246.4**	217.0
Depreciation		**54.5**	47.0
Foreign exchange losses/(gains), net		**10.8**	(10.7)
Loss on dilution of interests in a subsidiary and an associated company		**3.2**	4.2
Amortization of goodwill		**1.0**	0.4
Loss on sale of property and equipment		**0.6**	0.7
Increase in long-term receivables and prepayments		**(30.1)**	(28.4)
Payments in respect of deferred liabilities and provisions		**(8.3)**	(6.9)
Others		**(19.0)**	(17.0)
Operating profit before working capital changes		**259.1**	206.3
Increase in accounts receivable, other receivables and prepayments		**(69.5)**	(64.5)
Decrease/(increase) in inventories		**51.4**	(73.4)
Increase in accounts payable, other payables and accruals		**47.4**	0.6
Decrease in pledged deposits		**21.9**	23.3
Net cash inflow generated from operations †		**310.3**	92.3
Interest received		**21.5**	21.9
Interest paid		**(124.9)**	(114.7)
Tax paid		**(27.6)**	(23.5)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES		**179.3**	(24.0)
Purchase of property and equipment		**(71.7)**	(87.2)
Disposal of subsidiary companies	25(A)	**75.3**	(6.7)
Sale of property and equipment		**0.6**	8.0
Placement of short-term investments		**(15.8)**	(28.5)
Loans (to)/repaid by associated companies		**(14.2)**	7.3
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(25.8)**	(107.1)
Proceeds of new borrowings		**448.5**	886.9
Shares issued to outside interests by a subsidiary company		**5.6**	20.4
Borrowings repaid		**(528.3)**	(809.4)
Dividends paid to outside interests by a subsidiary company		**(50.5)**	(13.2)
Increase in restricted cash		**(20.4)**	–
Payments in connection with the shares repurchased by a subsidiary company		**–**	(71.6)
NET CASH (OUTFLOW)/INFLOW FROM FINANCING ACTIVITIES		**(145.1)**	13.1
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**8.4**	(118.0)
Cash and cash equivalents at 1 January		**203.3**	310.1
Exchange translation		**21.6**	11.2
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		**233.3**	203.3
REPRESENTING			
Cash and cash equivalents		**233.3**	203.3

† Changes in working capital are stated excluding movements due to acquisitions and disposals of subsidiary companies.

The principal accounting policies on pages 37 to 41 and the Notes on pages 47 to 71 form an integral part of the Financial Statements.

Notes to the Financial Statements

1. TURNOVER AND SEGMENTAL INFORMATION

US$ millions	**2003**	2002
TURNOVER		
Sale of goods and properties	**2,118.2**	1,843.5
Rendering of services	**43.6**	48.8
TOTAL	**2,161.8**	1,892.3

SEGMENTAL INFORMATION

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on page 76. Particulars in respect of discontinuing and disposed operations are set out in Note 26.

BY PRINCIPAL BUSINESS ACTIVITIES – 2003

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	A discontinuing operation[i]	Head Office	**2003 Total**
PROFIT AND LOSS						
Segment revenue – turnover	–	2,090.1	71.7	–	–	**2,161.8**
Segment results/operating profit	–	210.1	62.1	–	(25.8)	**246.4**
Share of profits less losses of associated companies	51.6	(0.4)	20.1	(6.3)	–	**65.0**
Net borrowing costs						**(115.8)**
Profit before taxation						**195.6**
Taxation						**(42.8)**
Profit after taxation						**152.8**
Outside interests						**(71.3)**
Profit attributable to ordinary shareholders						**81.5**
ASSETS AND LIABILITIES						
Segment assets	–	1,749.7	159.8	–	71.8	**1,981.3**
Associated companies	114.3	2.4	24.5	(133.2)	–	**8.0**
Unallocated assets						**84.5**
Total assets						**2,073.8**
Segment liabilities	–	286.2	115.6	–	75.4	**477.2**
Unallocated liabilities						**1,266.6**
Total liabilities						**1,743.8**
OTHER INFORMATION						
Capital expenditure	–	70.6	2.0	–	–	**72.6**
Depreciation and amortization	–	53.5	2.0	–	–	**55.5**
Other non-cash expenses	2.2	3.6	–	–	–	**5.8**

Notes to the Financial Statements

BY PRINCIPAL GEOGRAPHICAL MARKETS – 2003

US$ millions	The Philippines	Indonesia	A discontinuing operation[i]	Head Office	**2003 Total**
Segment revenue – turnover	71.7	2,090.1	–	–	**2,161.8**
Segment assets	159.8	1,749.7	–	71.8	**1,981.3**
Associated companies	138.8	2.4	(133.2)	–	**8.0**
Unallocated assets					**84.5**
Total assets					**2,073.8**
Capital expenditure	2.0	70.6	–	–	**72.6**

(i) Represents Escotel, a company operating in India.

BY PRINCIPAL BUSINESS ACTIVITIES – 2002

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Discontinuing/ disposed operations[ii]	Head Office	2002 Total
PROFIT AND LOSS						
Segment revenue – turnover	–	1,777.3	114.6	0.4	–	1,892.3
Segment results/operating profit	(0.4)	217.8	10.2	(2.3)	(8.3)	217.0
Share of profits less losses of associated companies	39.7	(0.1)	(0.9)	(6.1)	–	32.6
Net borrowing costs						(109.0)
Profit before taxation						140.6
Taxation						(56.2)
Profit after taxation						84.4
Outside interests						(44.3)
Profit attributable to ordinary shareholders						40.1
ASSETS AND LIABILITIES						
Segment assets	–	1,659.9	588.2	–	37.1	2,285.2
Associated companies	80.4	2.6	28.9	(136.4)	–	(24.5)
Unallocated assets						52.4
Total assets						2,313.1
Segment liabilities	–	285.2	224.0	–	64.9	574.1
Unallocated liabilities						1,386.1
Total liabilities						1,960.2
OTHER INFORMATION						
Capital expenditure	–	73.0	19.2	–	–	92.2
Depreciation and amortization	–	44.0	3.4	–	–	47.4
Other non-cash expenses	0.4	5.6	–	–	–	6.0

BY PRINCIPAL GEOGRAPHICAL MARKETS – 2002

US$ millions	The Philippines	Indonesia	Discontinuing/ disposed operations[ii]	Head Office	2002 Total
Segment revenue – turnover	114.6	1,777.3	0.4	–	1,892.3
Segment assets	588.2	1,659.9	–	37.1	2,285.2
Associated companies	109.3	2.6	(136.4)	–	(24.5)
Unallocated assets					52.4
Total assets					2,313.1
Capital expenditure	19.2	73.0	–	–	92.2

(ii) Primarily represents Escotel.

2. OPERATING PROFIT

US$ millions	2003	2002
OPERATING PROFIT IS STATED AFTER (CHARGING)/CREDITING		
Cost of inventories sold	**(1,300.8)**	(1,139.2)
Cost of services rendered	**(31.9)**	(34.8)
Depreciation	**(54.5)**	(47.0)
Operating lease rentals		
– Land and buildings	**(11.3)**	(9.6)
– Hire of plant and equipment	**(1.2)**	(1.0)
– Others	**(9.5)**	(7.8)
Net exchange (losses)/gains on monetary items	**(10.8)**	10.7
Loss on dilution of interests in a subsidiary and an associated company	**(3.2)**	(4.2)
Doubtful debt provisions	**(2.6)**	(1.8)
Auditors' remuneration		
– Audit services	**(1.0)**	(1.1)
– Other services	**(0.3)**	(0.1)
Amortization of goodwill (included in other operating income, net)	**(1.0)**	(0.4)
Loss on sale of property and equipment	**(0.6)**	(0.7)
Unrealized gains/(losses) on short-term investments	**1.8**	(0.9)

3. NET BORROWING COSTS

US$ millions	2003	2002
Loan capital		
– wholly repayable within five years	**0.4**	2.3
– not wholly repayable within five years	**–**	0.7
Subtotal	**0.4**	3.0
Bank loans and other loans		
– wholly repayable within five years	**135.1**	118.1
– not wholly repayable within five years	**1.9**	6.1
Subtotal	**137.0**	124.2
TOTAL INTEREST EXPENSE	**137.4**	127.2
Other borrowing costs		
– Redemption premium on convertible instruments	**–**	3.7
TOTAL BORROWING COSTS	**137.4**	130.9
Less interest income	**(21.6)**	(21.9)
NET BORROWING COSTS	**115.8**	109.0

4. TAXATION

No Hong Kong profits tax (2002: Nil) has been provided as the Group had no estimated assessable profits (2002: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

US$ millions	**2003**	2002
SUBSIDIARY COMPANIES		
Current taxation – Overseas (Note 18)	**36.5**	26.5
Deferred taxation – Overseas (Note 23)	**(1.6)**	23.4
Subtotal	**34.9**	49.9
ASSOCIATED COMPANIES		
Current taxation – Overseas	**7.3**	2.8
Deferred taxation – Overseas	**0.6**	3.5
Subtotal	**7.9**	6.3
TOTAL	**42.8**	56.2

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	**2003**		2002	
PROFIT BEFORE TAXATION	**195.6**		140.6	
		%		%
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**64.7**	**33.1**	45.6	32.4
Tax effect of:				
– Non-deductible expenses	**15.3**	**7.8**	1.5	1.1
– Share of net losses of associated companies	**2.9**	**1.5**	6.4	4.5
– Results of operations subjected to income tax holiday	**(18.5)**	**(9.5)**	(5.5)	(3.9)
– Income not subject to tax	**(24.7)**	**(12.6)**	(0.9)	(0.6)
– Others	**3.1**	**1.6**	9.1	6.5
TAXATION	**42.8**	**21.9**	56.2	40.0

5. PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Profit attributable to ordinary shareholders includes US$17.3 million (2002: US$11.0 million) net exchange losses that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of PLDT and Indofood and US$10.4 million (2002: Nil) of net non-recurring items, which comprise gains of US$16.8 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's manpower reduction costs of US$6.4 million.

ANALYSIS OF EXCHANGE (LOSSES)/GAINS

US$ millions	**2003**	2002
Exchange (losses)/gains		
– Subsidiary companies	**(10.8)**	10.7
– Associated companies	**(19.8)**	(20.4)
Subtotal	**(30.6)**	(9.7)
Attributable to taxation and outside interests	**13.3**	(1.3)
TOTAL	**(17.3)**	(11.0)

Included within the profit attributable to ordinary shareholders is a loss of US$87.7 million (2002: US$0.3 million) attributable to the Company primarily due to a provision of US$72.7 million (2002: Nil) on the investment in Escotel. Such provision has no impact to the Group.

6. BASIC EARNINGS PER SHARE

	2003	2002
Basic earnings per share is based on		
– profit attributable to ordinary shareholders of (US$ millions)	**81.5**	40.1
– and an average number of shares in issue of (millions)	**3,186.0**	3,152.2
resulting in basic earnings per share of (U.S. cents)	**2.56**	1.27

No diluted earnings per share for the years ended 31 December 2003 and 2002 have been presented as no diluting events existed in respect of the outstanding potential ordinary shares of the Company, a subsidiary and an associated company during these years.

7. ORDINARY SHARE DIVIDENDS

(A) No interim dividend was paid for 2003 (2002: Nil).

(B) At a meeting held on 1 March 2004, the Directors did not recommend the payment of a final dividend for 2003 (2002: Nil).

8. PROPERTY AND EQUIPMENT

US$ millions	Development properties	Land and buildings	Machinery, equipment and vessels	**Consolidated Total**
COST				
At 1 January 2003	975.8	275.9	742.2	**1,993.9**
Exchange translation	(40.7)	13.3	32.9	**5.5**
Additions	–	19.1	53.5	**72.6**
Disposals	–	(1.3)	(7.0)	**(8.3)**
Disposal of subsidiary companies	(745.2)	(181.2)	(5.0)	**(931.4)**
Reclassification(i)	(189.9)	162.6	(9.7)	**(37.0)**
AT 31 DECEMBER 2003	**–**	**288.4**	**806.9**	**1,095.3**
ACCUMULATED DEPRECIATION AND IMPAIRMENT				
At 1 January 2003	659.1	54.8	270.7	**984.6**
Exchange translation	(27.5)	2.8	9.2	**(15.5)**
Charge for the year	–	10.3	44.2	**54.5**
Disposals	–	(0.1)	(4.9)	**(5.0)**
Disposal of subsidiary companies	(631.6)	(2.1)	(2.0)	**(635.7)**
Reclassification(i)	–	–	(7.2)	**(7.2)**
AT 31 DECEMBER 2003	**–**	**65.7**	**310.0**	**375.7**
NET BOOK AMOUNT AT 31 DECEMBER 2003	**–**	**222.7**	**496.9**	**719.6**
Net book amount at 31 December 2002	316.7	221.1	471.5	1,009.3

(i) Reclassified from/(to) inventories.

(A) Principal annual rates of depreciation:

Development properties and freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold land and buildings	Lesser of period of lease, or 2.5%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$11.7 million (2002: US$20.2 million) was pledged as security for certain of the Group's banking facilities (Note 21(F)).

9. SUBSIDIARY COMPANIES

US$ millions	Company **2003**	2002
Unlisted shares at cost	**1,115.6**	1,115.6
Less provision for impairment loss	**(243.1)**	(66.2)
TOTAL	**872.5**	1,049.4

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 4.3 per cent per annum (2002: zero per cent to 4.8 per cent per annum) and have no fixed terms of repayment.

(B) Amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2002: zero per cent to 8.9 per cent per annum) and have no fixed terms of repayment.

Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out in tabular form on page 76.

10. ASSOCIATED COMPANIES

US$ millions	Consolidated 2003	2002
Shares at cost less provision for impairment		
– Listed	**559.0**	559.0
– Unlisted	**71.8**	76.4
Share of post acquisition reserves	**(42.8)**	(61.8)
Goodwill on acquisitions of associated companies	**(628.4)**	(630.1)
Loans to associated companies	**48.4**	32.0
TOTAL	**8.0**	(24.5)

(A) The Company's interests in associated companies include unlisted investments of US$3.1 million (2002: US$31.4 million) (net of provision for impairment of US$31.8 million (2002: Nil)) located outside Hong Kong.

(B) At 31 December 2003, both the listed and unlisted investments were located outside Hong Kong.

(C) At 31 December 2003, the market valuation of listed investments was US$724.2 million (2002: US$212.9 million) and dividends received and receivable were nil (2002: Nil).

(D) Loans to associated companies are unsecured, interest-free (2002: interest-bearing at a range of zero per cent to 16.0 per cent per annum) and have no fixed terms of repayment.

(E) Details of principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out in tabular form on page 76.

(F) Additional financial information in respect of the Group's principal associated companies, as prepared under HK GAAP, is set out below.

US$ millions	PLDT 2003	PLDT 2002	Escotel 2003	Escotel 2002
OPERATING RESULTS				
Turnover	**1,797.1**	1,552.5	**69.9**	70.6
Profit/(loss) before taxation	**245.4**	193.7	**(12.8)**	(13.4)
Profit/(loss) after taxation	**212.9**	167.9	**(12.8)**	(13.4)
Net profit/(loss)	**211.2**	168.4	**(12.8)**	(13.4)
NET ASSETS/(LIABILITIES)				
Current assets	**866.9**	724.6	**13.0**	9.5
Long-term assets	**3,613.5**	3,860.2	**81.2**	83.4
TOTAL ASSETS	**4,480.4**	4,584.8	**94.2**	92.9
Current liabilities	**(879.6)**	(822.3)	**(121.4)**	(73.5)
Long-term liabilities and provisions	**(3,116.7)**	(3,416.0)	**(291.8)**	(344.3)
TOTAL LIABILITIES	**(3,996.3)**	(4,238.3)	**(413.2)**	(417.8)
Outside interests	**(14.0)**	(17.0)	**–**	–
AT 31 DECEMBER	**470.1**	329.5	**(319.0)**	(324.9)

Escotel has a financial accounting period ending on 31 March, which is not coterminous with the Group. Total net liabilities of Escotel arose principally as a consequence of the Group's accounting policy of attributing to goodwill the excess of the acquisition cost of the telecommunications business, over the fair value of its separable net assets. This attributes no value to the acquired telecommunications licenses.

(G) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.
Escotel, incorporated in May 1995, was granted three non-exclusive 10-year GSM licenses, in December 1995, by the Department of Telecommunication of India to build and operate cellular telephone services in Uttar Pradesh (West), Haryana and Kerala. The initial 10-year licenses were based on a fixed amount to be paid to the Indian Government. In August 1999, the Indian Government issued a New Telecom Policy that allows cellular operators to migrate to a revenue sharing mechanism from the previous basis of a fixed license fee. Under the revenue sharing mechanism, Escotel is required to pay license fees to the Indian Government on a quarterly basis, calculated at 10 per cent of gross revenue, and spectrum charges, calculated at two to three per cent of gross revenue, depending on the region of operation. In addition, the license period for all licenses was extended to 20 years (previously 10 years) from the date of initial award; thus Escotel's runs to 2015.

(H) After the disposal of its banking business during 2003, Prime Media Holdings, Inc. (PMH) (formerly known as First e-Bank, which changed its name in October 2003) became a shell company. Since Metro Pacific's interest in PMH remained at 83.2 per cent and PMH's banking business (which was temporarily controlled by Metro Pacific) was disposed of, PMH was reclassified from a non-consolidated subsidiary company (and included in Associated companies) to a subsidiary company (accounted for under consolidation accounting).

11. LONG-TERM RECEIVABLES AND PREPAYMENTS

US$ millions	Consolidated **2003**	2002
Currency swap asset	**136.1**	135.4
Installment sales receivable	**2.1**	73.6
Input value added tax recoverable	**–**	68.1
Others	**159.3**	163.2
Subtotal	**297.5**	440.3
Less impairment provision	**–**	(68.1)
Less current portion included in accounts receivable, other receivables and prepayments	**(49.5)**	(106.9)
TOTAL	**248.0**	265.3

The currency swap asset relates to Indofood's hedging program.

The installment sales receivable primarily relates to Metro Pacific's property sales. These are on interest bearing (from 10.0 per cent to 21.0 per cent) installment terms (from two to 10 years), and are secured by the relevant property.

The input value added tax recoverable in the prior year represented input tax imputed on land acquired by Fort Bonifacio Development Corporation, which was deconsolidated in April 2003.

Others mainly represents Indofood's cash advances, and amounts arising from Indofood's provision for technical and management services.

12. GOODWILL

US$ millions	Consolidated 2003	2002
COST		
At 1 January	**19.7**	–
Addition	**–**	19.7
AT 31 DECEMBER	**19.7**	19.7
ACCUMULATED AMORTIZATION		
At 1 January	**0.4**	–
Charge for the year	**1.0**	0.4
AT 31 DECEMBER	**1.4**	0.4
NET BOOK AMOUNT AT 31 DECEMBER	**18.3**	19.3

13. SHORT-TERM INVESTMENTS

US$ millions	Consolidated 2003	2002
Listed outside Hong Kong – equity securities	**6.7**	4.3
– debt securities	**55.7**	37.9
Subtotal	**62.4**	42.2
Unlisted outside Hong Kong – equity securities	**13.9**	0.6
– debt securities	**0.7**	–
Subtotal	**14.6**	0.6
TOTAL	**77.0**	42.8

14. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$227.1 million (2002: US$201.1 million), with an ageing profile as below.

US$ millions	Consolidated 2003	2002
0 to 30 days	**192.2**	160.3
31 to 60 days	**13.7**	11.8
61 to 90 days	**6.5**	8.3
Over 90 days	**14.7**	20.7
TOTAL	**227.1**	201.1

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15-60 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between two to 10 years. The current portion of which is included above.

15. INVENTORIES

US$ millions	Consolidated 2003	2002
Properties held for sale	**56.7**	118.4
Finished goods	**106.2**	93.9
Raw materials	**152.2**	208.7
Work in progress	**8.2**	4.6
Less provisions	**(13.7)**	(49.5)
TOTAL	**309.6**	376.1

At 31 December 2003, the carrying amount of inventories carried at net realizable value amounted to US$44.2 million (2002: US$68.9 million).

Principal properties held by Metro Pacific and Landco for sale are included in Properties Held for Sale at 31 December 2003:

Location in the Philippines	Approximate gross development area (sq.m.)[i]	Group's economic interest (%)	Type	Status	Estimated completion date
Batulao, Batangas	2,107,050	52.4	R	Planning	–
Lemery, Batangas	671,892	49.2	F	Under construction	2004
Punta Fuego 1, Batangas	462,403	27.4	R, Ro	Under construction	2004
Stonecrest, San Pedro, Laguna	298,338	25.0	R	Under construction	2004
Talisay, Cebu	274,591	24.2	R	Under construction	2004
Punta Fuego 2, Batangas	252,984	17.7	R, Ro	Under construction	2005
Legaspi City, Albay	45,633	24.2	C	Completed	–
Lucena City, Quezon	43,598	69.3	R	Under construction	2004
Pacific Plaza Towers	4,851	80.6	R	Completed	–

R = Residential, F = Farm, Ro = Resort, C = Commercial

(i) Total area for sale as subdivisions, including lots sold under installment terms where full payment has not been made, and land designated for parks and open spaces.

16. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$213.7 million (2002: US$175.6 million), with an ageing profile as below.

US$ millions	Consolidated 2003	2002
0 to 30 days	**188.7**	129.0
31 to 60 days	**8.2**	11.9
61 to 90 days	**3.5**	25.1
Over 90 days	**13.3**	9.6
TOTAL	**213.7**	175.6

17. SHORT-TERM BORROWINGS

US$ millions	Consolidated 2003	2002
Bank loans		
– Secured	**17.2**	55.9
– Unsecured	**98.9**	149.2
Subtotal	**116.1**	205.1
Current portion of loan capital and long-term borrowings (Note 21)	**91.3**	400.6
TOTAL	**207.4**	605.7

None (2002: None) of the debt has an original maturity of less than 90 days.

Since the fourth quarter of 2001, Metro Pacific had been unable to meet its repayment obligations, on principal and interest, to certain third party lenders. Throughout 2002 and 2003, Metro Pacific has been actively engaged in discussions with its creditors to reduce and restructure its Head Office outstanding debts amounting to Pesos 12.9 billion (US$232.5 million). By the end of 2003, Metro Pacific had successfully repaid, reached agreements in principle or advanced discussions addressing approximately 94 per cent, or Pesos 12.1 billion (US$218.1 million) of the debts. Metro Pacific anticipates it will achieve successful resolution of its remaining Pesos 0.8 billion (US$14.4 million) Head Office debts by 2004.

Details of the Group's pledge of assets are set out in Note 21 (F) to the Financial Statements.

18. PROVISION FOR TAXATION

US$ millions	Consolidated 2003	2002
At 1 January	**26.6**	23.1
Exchange translation	**1.3**	0.5
Disposal of subsidiary companies	**(0.2)**	–
Provision for taxation on estimated assessable profits for the year (Note 4)	**36.5**	26.5
Transfer from deferred taxation (Note 23)	**0.2**	–
TOTAL	**64.4**	50.1
Tax paid	**(27.6)**	(23.5)
AT 31 DECEMBER	**36.8**	26.6

19. SHARE CAPITAL

US$ millions	Consolidated and Company 2003	2002
Authorized		
5,000,000,000 (2002: 3,499,000,000) ordinary shares of U.S. 1 cent each	**50.0**	35.0
Issued and fully paid		
At 1 January	**31.9**	31.4
Shares issued upon conversion of a Convertible Note	–	0.5
At 31 December		
3,185,993,003 ordinary shares of U.S. 1 cent each	**31.9**	31.9

Pursuant to an ordinary resolution passed on 2 June 2003, the authorized share capital of the Company was increased from US$35.0 million to US$50.0 million by the creation of 1,501,000,000 additional shares of U.S. 1 cent each, ranking pari passu in all respects with the existing share capital of the Company.

Details of the Company's share option scheme are set out in Note 29(C) to the Financial Statements.

20. OUTSIDE INTERESTS

An analysis of the Group's outside interests, by principal operating company, is set out below.

US$ millions	Consolidated 2003	2002
Indofood	**291.4**	271.8
Metro Pacific	**27.9**	152.3
TOTAL	**319.3**	424.1

21. LOAN CAPITAL AND LONG-TERM BORROWINGS

US$ millions	Note	Consolidated 2003	2002
SECURED LOANS			
Bank loans	(A)	**109.5**	299.7
Other loans	(B)	**124.0**	58.5
Subtotal		**233.5**	358.2
UNSECURED LOANS			
Loan capital			
– Convertible notes	(C)	**6.4**	10.8
– Convertible preferred shares	(D)	**4.0**	7.6
Bank loans		**194.6**	354.2
Other loans	(E)	**608.7**	427.0
Subtotal		**813.7**	799.6
Total loan capital and long-term borrowings		**1,047.2**	1,157.8
Less current portion included in short-term borrowings (Note 17)		**(91.3)**	(400.6)
TOTAL		**955.9**	757.2

The maturity profile of the Group's loan capital and long-term borrowings is as follows:

US$ millions	Loan capital 2003	Loan capital 2002	Bank loans 2003	Bank loans 2002	Other loans 2003	Other loans 2002	Consolidated Total 2003	Consolidated Total 2002
Not exceeding one year	**10.4**	18.4	**73.7**	342.4	**7.2**	39.8	**91.3**	400.6
More than one year but not exceeding two years	**-**	-	**86.5**	87.8	**123.1**	18.9	**209.6**	106.7
More than two years but not exceeding five years	**-**	-	**101.3**	159.5	**602.0**	426.7	**703.3**	586.2
More than five years	**-**	-	**42.6**	64.2	**0.4**	0.1	**43.0**	64.3
TOTAL	**10.4**	18.4	**304.1**	653.9	**732.7**	485.5	**1,047.2**	1,157.8
Representing amounts repayable								
- wholly within five years	**10.4**	18.4	**260.5**	579.8	**732.3**	485.3	**1,003.2**	1,083.5
- not wholly within five years	**-**	-	**43.6**	74.1	**0.4**	0.2	**44.0**	74.3
TOTAL	**10.4**	18.4	**304.1**	653.9	**732.7**	485.5	**1,047.2**	1,157.8

Bank and other loans are repayable in various annual installments at a weighted average annual rate of interest of 12.6 per cent (2002: 11.7 per cent). Details of loan capital and long-term borrowings are set out below.

(A) SECURED BANK LOANS

Include a US$55.0 million bank loan secured on the Group's 14.0 per cent interest in PLDT, subject to a LIBOR (London Inter-bank Offer Rates) based interest rate and repayable on 11 September 2006.

(B) SECURED OTHER LOANS

Include US$112.4 million of bonds (net of US$0.6 million unamortized issuance discount) issued by CAB Holdings Limited (CAB), a wholly-owned subsidiary of the Company. These bonds (the Bonds) were issued by CAB, on 29 July 2003, totaling US$115.0 million, bear interest at 8.25 per cent payable six monthly in arrear, mature on 29 July 2006 at their aggregate principal amount are secured by the Group's 51.5 per cent interest in Indofood held by CAB and, subject to certain limitations and conditions, are guaranteed by the Company. During 2003, one of the Company's wholly-owned subsidiary company repurchased US$2.0 million face value of the Bonds.

(C) CONVERTIBLE NOTES

Issued by Metro Pacific totaling Pesos 1.5 billion (US$29.0 million) during September and October 1999, these notes were due for redemption, at a premium of 8.7 per cent of the par value, in October 2002. At 31 December 2003, Pesos 353.6 million (US$6.4 million) of these notes, together with the related redemption premium of Pesos 30.8 million (US$0.6 million), remained outstanding and were included in the current portion of deferred liabilities and provisions under Accounts payable, other payables and accruals.

(D) CONVERTIBLE PREFERRED SHARES

Issued by Metro Pacific totaling Pesos 720.0 million (US$14.0 million) on 23 July 1999, these preferred shares were due for redemption, with a cumulative yield of 15 per cent, in July 2002. At 31 December 2003, Pesos 223.7 million (US$4.0 million) of these preferred shares, together with the related redemption premium of Pesos 33.6 million (US$0.6 million), remained outstanding and were included in the current portion of deferred liabilities and provisions under Accounts payable, other payables and accruals.

(E) UNSECURED OTHER LOANS

Principally include the following bonds issued by Indofood:

(i) Rupiah 1.0 trillion (US$118.1 million) of Rupiah bonds issued in July 2000, with a coupon rate of 16.0 per cent, payable quarterly, and mature in July 2005;
(ii) US$280.0 million five-year Euro bonds issued in June 2002, with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007; and
(iii) Rupiah 1.5 trillion (US$177.2 million) of Rupiah bonds issued in June 2003, with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008.

(F) PLEDGE OF ASSETS

At 31 December 2003, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivable and inventories equating to a net book value of US$75.8 million (2002: US$95.0 million). Apart from these, the Head Office's US$55.0 million bank loan and US$112.4 million bonds, as described in Notes (A) and (B) above, were secured by the Group's 14.0 per cent and 51.5 per cent interests in PLDT and Indofood, respectively.

22. DEFERRED LIABILITIES AND PROVISIONS

US$ millions	Deferred income	Long-term payables	Pension	Others	Consolidated Total 2003	Consolidated Total 2002
At 1 January	37.0	50.0	31.4	43.8	**162.2**	268.2
Exchange translation	(0.3)	(2.0)	1.7	(0.5)	**(1.1)**	3.0
Additions	1.4	1.0	10.6	10.2	**23.2**	47.2
Payment and utilization	(7.4)	(26.6)	–	(17.5)	**(51.5)**	(110.5)
Reversal	–	–	–	–	**–**	(37.6)
Disposal of subsidiary companies	(0.4)	(10.5)	–	–	**(10.9)**	–
Reclassification	–	–	–	–	**–**	(8.1)
Subtotal	30.3	11.9	43.7	36.0	**121.9**	162.2
Less current portion included in accounts payable, other payables and accruals	(1.3)	(6.9)	–	(25.0)	**(33.2)**	(43.3)
AT 31 DECEMBER	29.0	5.0	43.7	11.0	**88.7**	118.9

Deferred income relates to upfront service fee received by Asia Link B.V., a wholly-owned subsidiary of the Company, from Smart in respect of their arrangements under a Service Agreement (Note 30(D)) and the unrealized gross profit arising on property sales.

Long-term payables relate to liabilities for property development.

Pension relates to accrued liabilities in relation to retirement benefits.

Others mainly relate to provisions for warranty claims.

23. DEFERRED TAX

The movement in deferred tax assets and liabilities during the year is as follows.

US$ millions	Consolidated 2003	Consolidated 2002
DEFERRED TAX ASSETS		
At 1 January	**9.6**	19.6
Exchange translation	**–**	(0.1)
Disposal of subsidiary companies	**(12.4)**	–
Additions (Note 4)	**14.8**	–
Transfer from provision for taxation (Note 18)	**0.5**	–
Reclassification	**(5.0)**	(9.9)
AT 31 DECEMBER	**7.5**	9.6
DEFERRED TAX LIABILITIES		
At 1 January	**(70.6)**	(36.0)
Exchange translation	**(3.6)**	(3.1)
Disposal of subsidiary companies	**17.1**	–
Additions (Note 4)	**(13.2)**	(23.4)
Transfer from provision for taxation (Note 18)	**(0.3)**	–
Reclassification	**(4.5)**	(8.1)
AT 31 DECEMBER	**(75.1)**	(70.6)

An analysis by major components of deferred tax assets and liabilities is as follows.

US$ millions	Consolidated 2003	2002
DEFERRED TAX ASSETS		
Tax loss carry forward	**7.9**	6.6
Allowance for doubtful accounts	**1.4**	1.4
Others	**(1.8)**	1.6
TOTAL	**7.5**	9.6
DEFERRED TAX LIABILITIES		
Depreciation of property and equipment	**(73.9)**	(67.0)
Withholding tax on undistributed earnings of subsidiary and associated companies	**(9.3)**	(7.7)
Unrealized gross profit on sale of land	**–**	(10.8)
Lease transactions	**(3.2)**	(2.4)
Others	**11.3**	17.3
TOTAL	**(75.1)**	(70.6)

At 31 December 2003, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$25.0 million (2002: US$30.8 million) in respect of non-Hong Kong tax losses, and US$40.7 million (2002: US$40.7 million) in respect of Hong Kong tax losses. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred taxation has been fully provided for.

24. RESERVES

An analysis of the exchange reserve by principal operating company is set out below.

US$ millions	Consolidated 2003	2002
PLDT	**(51.5)**	(43.5)
Indofood	**12.5**	1.3
Escotel	**34.0**	41.3
Others	**1.5**	1.2
TOTAL	**(3.5)**	0.3

An analysis of the goodwill reserve, which is eliminated against revenue reserve, by principal operating company is set out below.

US$ millions	Consolidated 2003	2002
PLDT	**(465.0)**	(466.7)
Indofood	**(343.8)**	(346.3)
Escotel	**(163.4)**	(163.4)
TOTAL	**(972.2)**	(976.4)

An analysis of the accumulated reserves of associated companies, included within consolidated reserves, is set out below.

US$ millions	Consolidated 2003	2002
Revenue reserve	**(25.3)**	(59.6)
Exchange reserve	**(17.5)**	(2.2)
TOTAL	**(42.8)**	(61.8)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

25. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(A) DISPOSAL OF SUBSIDIARY COMPANIES

US$ millions	**2003 Bonifacio Land Corporation and its subsidiary companies**	2002 Infrontier
NET ASSETS		
Property and equipment	**295.7**	2.1
Associated companies	**13.2**	–
Long-term receivable and prepayments	**69.0**	–
Deferred tax assets	**12.4**	–
Cash and cash equivalents	**14.9**	1.2
Accounts receivable, other receivables and prepayments	**23.1**	2.2
Inventories	**15.1**	–
Accounts payable, other payables and accruals	**(58.2)**	(4.2)
Due to Group companies	**(44.4)**	–
Short-term borrowings	**(19.2)**	(0.8)
Provision for taxation	**(0.2)**	–
Outside interests	**(117.1)**	–
Loan capital and long-term borrowings	**(51.4)**	(0.5)
Deferred liabilities and provisions	**(10.9)**	–
Deferred tax liabilities	**(17.1)**	–
	124.9	–
Reclassification to interests in associated companies	**(34.7)**	–
NET ASSETS DISPOSED OF	**90.2**	–
CONSIDERATION/(AMOUNT PAID)		
Cash and cash equivalents	**90.2**	(5.5)
TOTAL CONSIDERATION/(AMOUNT PAID)	**90.2**	(5.5)
NET INFLOW/(OUTFLOW) OF CASH AND CASH EQUIVALENTS PER CONSOLIDATED CASH FLOW STATEMENT	**75.3**	(6.7)

In April 2003, Metro Pacific's interest in BLC declined to 22.5 per cent from 72.9 per cent upon the assignment of 50.4 per cent controlling interest in BLC to settle Metro Pacific's debts. As a result of this transaction, BLC, previously being a subsidiary company of the Group, was accounted for as an associated company. In July 2003, Metro Pacific's interest in BLC further declined to 14.7 per cent upon the assignment of another 7.8 per cent interest in BLC to its creditor for debt settlement as part of its ongoing debt restructuring exercises which were designed to address its liquidity issue. Accordingly, since then, BLC had been accounted for as a short-term investment of the Group.

(B) RESTRICTED CASH AND PLEDGED DEPOSITS

At 31 December 2003, the Group has US$20.4 million (2002: Nil) of cash which is restricted as to use. Included in such amount, US$15.7 million is expected to be released during 2004 and, accordingly, classified as current assets. In addition, the Group has pledged bank deposits of US$1.9 million (2002: US$2.3 million) as security for a loan, which is also expected to be released during 2004 and classified as current assets.

Indofood's pledged bank deposits totaling Rupiah 184.2 billion (US$20.6 million) at 31 December 2002 were fully released in January 2003.

(C) MAJOR NON-CASH TRANSACTION

During the year, the Metro Pacific group settled approximately Pesos 4.8 billion (US$88.3 million) of borrowings through the transfer of properties to its creditors.

26. DISCONTINUING AND DISPOSED OPERATIONS

Date of disposal	Associated/ subsidiary company	Percentage held (%)	Percentage sold (%)	Consideration US$ millions	Gain on disposal US$ millions
During 2004 (expected)	Escotel	49.0	49.0	15.4	20.0
April 2002	Infrontier	100.0	81.0	–	–

Escotel is based in New Delhi, India and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala. Details of the proposed disposal of Escotel are provided in Note 31. Infrontier is a business solution provider specializing in supply chain management. First Pacific has retained a minority stake of 19 per cent.

The turnover, results, cash flows, assets and liabilities of the discontinuing and disposed operations attributable to the Group were as follows.

US$ millions	**2003**	2002
PROFIT AND LOSS		
Turnover	–	0.4
Operating expenses	–	(2.7)
Operating loss	–	(2.3)
Share of profits less losses of associated companies	**(6.3)**	(6.1)
LOSS FOR THE YEAR	**(6.3)**	(8.4)
CASH FLOW		
Net operating cash outflow	–	(2.8)
Net investing cash outflow	**(16.7)**	(6.7)
Net financing cash outflow	–	(0.2)
TOTAL NET CASH OUTFLOW FOR THE YEAR	**(16.7)**	(9.7)
ASSETS AND LIABILITIES		
Total assets	**(133.2)**	(136.4)
Total liabilities	–	–
AT 31 DECEMBER	**(133.2)**	(136.4)

27. COMMITMENTS AND CONTINGENT LIABILITIES

(A) CAPITAL EXPENDITURE

US$ millions	Consolidated 2003	2002
Commitments in respect of subsidiary companies:		
Authorized but not contracted for	**6.7**	13.6
Contracted but not provided for	**10.0**	23.9
TOTAL	**16.7**	37.5

Capital expenditure commitments principally relate to Indofood's purchase of machinery and equipment.

The Company has no commitments in respect of capital expenditure (2002: Nil).

(B) LEASING COMMITMENTS

At 31 December 2003, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

US$ millions	Consolidated 2003	2002
LAND AND BUILDINGS		
– Within one year	**6.8**	3.9
– Between two and five years inclusive	**2.4**	3.2
– After five years	**0.5**	0.5
Subtotal	**9.7**	7.6
OTHERS		
– Within one year	**7.5**	6.4
– Between two and five years inclusive	**7.2**	4.0
Subtotal	**14.7**	10.4
TOTAL	**24.4**	18.0

At 31 December 2003, the Company did not have any leasing commitment (2002: Nil).

(C) CONTINGENT LIABILITIES

At 31 December 2003, the Company had a guarantee of US$82.4 million (2002: US$92.6 million) which relates to credit facilities extended to Escotel. The credit facilities are guaranteed by Escotel's shareholders on a pro-rata basis and, thus, represent the Group's 49 per cent share of Escotel's borrowings.

The non-compliance of certain covenants under certain of Escotel's loan facilities may provide a basis for the lenders to accelerate the credit facilities which may then enable the lenders to access the guarantees provided by Escotel's shareholders. In the event that such guarantees are called upon by the lenders, they will become unsecured and short-term debts of the Company.

28. EMPLOYEE INFORMATION

(A) REMUNERATION

US$ millions	**2003**	2002
Basic salaries	**125.2**	110.6
Benefits in kind	**30.1**	22.3
Bonuses	**19.8**	14.9
Pension contributions	**6.5**	3.3
TOTAL	**181.6**	151.1
AVERAGE NUMBER OF EMPLOYEES	**45,842**	46,422

The above includes the remuneration of Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 29(A).

(B) RETIREMENT BENEFITS

The Group operates both defined contribution and defined benefit schemes covering approximately 23,640 (2002: 22,863) employees.

(i) DEFINED CONTRIBUTION SCHEMES The Group operates six (2002: seven) defined contribution schemes covering approximately 22,354 (2002: 21,391) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2002: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2002: one) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2003, US$0.1 million (2002: US$0.1 million) was used for this purpose. At 31 December 2003, the forfeited contributions had been fully utilized.

(ii) DEFINED BENEFIT SCHEMES The Group operates two (2002: two) defined benefit schemes covering approximately 1,286 (2002: 1,472) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group.

The amount of deficit under defined benefit schemes included in the balance sheet is as follows.

	Consolidated	
US$ millions	**2003**	2002
Present value of defined benefit obligations	**11.0**	9.5
Fair value of plan assets	**(6.8)**	(5.1)
LIABILITY IN BALANCE SHEET	**4.2**	4.4

The movement of defined benefit liability during the year is as follows.

	Consolidated	
US$ millions	**2003**	2002
At 1 January	**4.4**	3.4
Exchange translation	**0.1**	0.1
Net pension scheme cost recognized in the profit and loss statement	**1.9**	2.3
Payment	**(2.2)**	(1.4)
AT 31 DECEMBER	**4.2**	4.4

The amount recognized in the profit and loss statement is as follows.

US$ millions	**2003**	2002
Current service cost	**2.2**	1.8
Expected return on plan assets	**(0.5)**	(0.4)
Net actuarial losses recognized in the year	**0.2**	0.2
Past service cost	**–**	0.7
TOTAL INCLUDED IN EMPLOYEE REMUNERATION	**1.9**	2.3
ACTUAL RETURN ON PLAN ASSETS	**8%**	9%

Principal actuarial assumptions (weighted average) at 31 December are as follows.

	2003	2002
Discount rate	**9%**	9%
Expected return on plan assets	**9%**	9%
Future salary increases	**13%**	13%
Future pension increases	**13%**	13%
Average remaining working lives of employees (years)	**12**	13

(C) LOANS TO OFFICERS

During 2003 and 2002, there were no loans made by the Group to officers which require disclosure pursuant to section 161B of the Hong Kong Companies Ordinance.

29. DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The remuneration of the Directors and senior executives, as disclosed in Notes (A) and (B), exclude the benefits arising from the exercise of share options.

(A) DIRECTORS' REMUNERATION

Executive Directors

US$ millions	**2003**	2002
Non-performance based		
– Salary and benefits	**2.9**	3.4
– Pension contributions	**2.1**	0.2
– Compensation for contract severance	**3.1**	–
Performance based		
– Bonus and long-term monetary incentive awards	**1.7**	0.3
TOTAL	**9.8**	3.9

Included within total Directors' remuneration is an amount of US$1.9 million (2002: US$1.5 million) paid or reimburseable by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

The Company's Independent Non-executive Directors received a total of US$67,500 (2002: US$55,000) in fees for meetings attended in 2003, and emoluments of US$291,829 (2002: US$76,923) for consultancy services provided to the Company in 2003. No fees or emoluments have been received by the other Non-executive Directors.

The table below shows the number of Directors whose remuneration was within the bands stated.

Remuneration bands	2003 Number	2002 Number
NIL – US$125,000	8	6
US$253,001 – US$317,000	1	–
US$701,001 – US$765,000	–	1
US$765,001 – US$829,000	–	1
US$893,001 – US$957,000	–	1
US$1,341,001 - US$1,405,000	1	–
US$1,469,001 - US$1,533,000	–	1
US$1,917,001 – US$1,981,000	1	–
US$3,069,001 – US$3,133,000	1	–
US$3,261,001 – US$3,325,000	1	–
TOTAL	13	10

Both Messrs. Michael J. A. Healy and Ronald A. Brown resigned as Directors of the Company on 29 May 2003.

(B) SENIOR EXECUTIVES' REMUNERATION

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. One (2002: One) senior executive was among the Group's five highest earning employees. The remaining four (2002: four), of the five highest earning employees, are the Company's Directors.

US$ millions	2003	2002
Non-performance based		
– Salary and benefits	0.5	0.4
Performance based		
– Bonus and long-term monetary incentive awards	0.7	–
TOTAL	1.2	0.4

The table below shows the remuneration band of the one (2002: one) senior executive who was among the Group's five highest earning employees in 2003.

Remuneration bands	2003 Number	2002 Number
US$381,001 – US$445,000	–	1
US$1,149,001 – US$1,213,000	1	–
TOTAL	1	1

(C) SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary companies granted to the Executive Directors, senior executives and former Directors of the Company and its subsidiary companies at 31 December 2003 are set out below.

(i) PARTICULARS OF THE COMPANY'S SHARE OPTION SCHEME

On 7 February 2003, the Company's Board of Directors approved the cancellation of all outstanding share options of the Company. The share option scheme has also been suspended by the Company, pending amendments to reconcile the scheme's provisions with Chapter 17 of the Listing Rules. As a result, there are no outstanding options under the Company's share option scheme at 31 December 2003.

	Options held at 1 January 2003	Options canceled during the year	**Options held at 31 December 2003**	Option exercise price (HK$)	Market price at date of grant (HK$)	Grant date	Exercisable from	Exercisable until
COMPANY								
EXECUTIVE DIRECTORS								
Manuel V. Pangilinan	12,498,000	(12,498,000)	-	9.47	9.60	19 December 1996	December 1996	December 2006
Edward A. Tortorici	920,000	(920,000)	-	9.22	9.15	16 July 1997	July 1997	July 2007
	5,556,000	(5,556,000)	-	6.72	6.80	25 June 1999	January 2000	June 2009
SENIOR EXECUTIVES	2,844,000	(2,844,000)	-	9.47	9.60	19 December 1996	December 1996 to December 1997	December 2006
	2,936,000	(2,936,000)	-	5.38	2.40-6.80	25 June 1999 to 14 August 2000	June 2000 to August 2001	June 2009
FORMER DIRECTORS	8,110,000	(8,110,000)	-	9.47	9.60	19 December 1996	December 1996	December 2006
	4,508,000	(4,508,000)	-	5.38	6.80	25 June 1999	June 2000	June 2009
TOTAL	37,372,000	(37,372,000)	-					

No share options have been granted or exercised during the year in respect of the Company's share option scheme. Accordingly, no value in respect of share options granted has been charged to the profit and loss statement, or is otherwise included in the Directors' remuneration and senior executives' remuneration disclosures as set out in Notes (A) and (B) above.

(ii) PARTICULARS OF INDOFOOD'S SHARE OPTION SCHEME

	Options held at 1 January 2003	Options granted during the year	Options exercised during the year	Options canceled during the year	**Options held at 31 December 2003**	Option exercise price (Rupiah)	Market price at date of grant (Rupiah)	Market price at date of exercise (Rupiah)	Grant date	Exercisable from	Exercisable until
INDOFOOD											
SENIOR EXECUTIVES	-	228,900	(116,739)	(112,161)	-	412,500	287,500	400,000	24 February 2003	February 2003	May 2003

On 16 May 2001, Indofood established an Employee Stock Ownership Programme (ESOP), which is to be implemented in three phases ending on 15 May 2004, for appreciation purposes. Under this programme, certain persons who have been employees, including senior executives and employees cooperatives, of Indofood for a minimum of one year are entitled to receive non-transferable options to purchase Indofood's common shares with a par value of Rupiah 100 each, exercisable in the relevant period up to 15 May 2004. The programme has authorized the granting of up to 915,600 options to purchase 500 common shares each, representing in aggregate 457,800,000 common shares or five per cent of the issued and outstanding share capital of Indofood at 16 May 2001, at an exercise price of Rupiah 825 per share. The exercise price was determined as the average closing price of the Indofood's shares during 25 consecutive trading days prior to 16 May 2001. The options were granted to three groups of employees, namely Group A (Executive Management) with a maximum portion of 48 per cent, Group B (Other Executive Management and staff) with a maximum portion of 50 per cent, and Group C (Employees' Cooperatives) with a maximum portion of two per cent, in each phase. The offer of the grant of options may be accepted by a participant within three days after the qualified employees received the notification. The options are exercisable when they are granted within the relevant ESOP phases. If the consideration is payable to or based on loans, they must be paid or repaid within three years.

On 15 May 2002, 457,800 options under Phase I of Indofood's ESOP were granted and all of these have been exercised. The market value of Indofood shares at the date of options granted was Rupiah 1,000 per share.

In February 2003, 228,900 options under Phase II of Indofood's ESOP were granted and became rights of the qualified employees. The market value of Indofood shares at the date of options granted was Rupiah 575 per share. During the year, 58,369,500 shares were issued through the exercise of 116,739 options granted under Phase II of Indofood's ESOP. The remaining 112,161 options were canceled on 15 May 2003 when they expired.

(iii) PARTICULARS OF METRO PACIFIC'S SHARE OPTION SCHEME

	Options held at 1 January 2003	Options canceled during the year	**Options held at 31 December 2003**	Option exercise price (Pesos)	Market price at date of grant (Pesos)	Grant date	Exercisable from	Exercisable until
METRO PACIFIC SENIOR EXECUTIVES	9,789,555	(9,789,555)	-	1.69	1.76	2 November 1993	November 1994	November 2003
	9,808,471	-	**9,808,471**	1.91	2.37	16 April 1995	April 1996	April 2005
	674,236	-	**674,236**	4.38	5.19	15 April 1996	April 1997	April 2006
	10,018,750	-	**10,018,750**	3.46	3.57	1 August 1997	August 1997	August 2007
TOTAL	30,291,012	(9,789,555)	**20,501,457**					

On 15 May 1990, Metro Pacific approved a share option scheme under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options, from time to time. At 31 December 2003, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 20,501,457, which represents approximately 0.1 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific subject to the scheme at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange for the twenty trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option scheme.

The Directors are of the view that it is not appropriate to value the share options, on the ground that the value of options granted depends on a number of variables which are either difficult to ascertain or which can only be ascertained subject to a number of theoretical bases and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of options will not be meaningful to shareholders.

30. CONNECTED AND RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year, which also constitute connected transactions under the Listing Rules, are disclosed in Notes (A) to (C). Other related party transactions, which do not constitute connected transactions under the Listing Rules, are disclosed in Notes (D) and (E).

(A) Larouge B.V., a wholly-owned subsidiary of the Company, extended a US$90.0 million loan to Metro Pacific in April 2001. The loan was secured by a pledge over a 50.4 per cent interest of BLC shares that Metro Pacific owned. The principal amount of the loan was repaid on 17 April 2003 with the security released. At 31 December 2003, the outstanding unsecured interest payable from Metro Pacific to Larouge B.V. amounted to Pesos 721 million (US$13.0 million).

(B) Since December 1995, the Company has provided a guarantee, on a pro-rata basis to its shareholding, in respect of the credit facilities extended to Escotel. Details are provided in Note 27(C). The purpose of the guarantee is to facilitate Escotel's financing activities.

(C) On 18 December 2003, First Pacific International Limited, a wholly-owned subsidiary of the Company, extended a HK$10 million (US$1.3 million) loan to Metro Pacific in order to provide Metro Pacific with the cash resources required to meet general working capital requirements. The loan was unsecured, subject to an interest rate of 9.0 per cent per annum and repayable no later than 31 December 2005.

(D) Asia Link B.V. (ALBV), a wholly-owned subsidiary of the Company, has an existing Technical Assistance Agreement with Smart, a wholly-owned subsidiary of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of Cellular Mobile Telecommunications Services for a period of five years from 23 February 1999, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2002: two per cent) of the net revenues of Smart.

ALBV also has an existing Service Agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

Total fees under these arrangements amounted to Pesos 429 million (US$7.9 million) for the year (2002: Pesos 429 million or US$8.3 million). At 31 December 2003, ALBV has outstanding receivables under these arrangements amounting to Pesos 228 million (US$4.1 million) (2002: Pesos 31 million or US$0.6 million).

(E) In the ordinary course of business, Indofood has engaged in trade and financial transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim family either through direct and/or common share ownership. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is a Commissioner of Indofood.

Indofood believes that these transactions are conducted under normal terms and conditions, similar to those with non-related parties. The significant transactions with these related parties are summarized below.

Nature of balances At 31 December US$ millions	**2003**	2002
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	**7.9**	6.0
– from affiliated companies	**2.6**	4.0
Accounts receivable – non-trade		
– from associated companies	**2.0**	1.2
– from affiliated companies	**8.1**	11.9
Long-term receivables		
– from associated companies	**6.0**	4.0
– from affiliated companies	**1.5**	1.5
Accounts payable – trade		
– to associated companies	**1.3**	1.4
– to affiliated companies	**1.7**	2.3

Nature of transactions For the year ended 31 December US$ millions	**2003**	2002
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	**42.9**	53.3
– to affiliated companies	**4.6**	15.5
Purchase of raw materials		
– from associated companies	**13.3**	14.3
– from affiliated companies	**1.8**	29.1

Approximately two per cent (2002: four per cent) of Indofood's sales and one per cent (2002: three per cent) of its purchases were transacted with these related companies.

31. SUBSEQUENT EVENT

On 15 January 2004, the Group entered into a legally binding agreement with Idea Cellular Limited, one of the major mobile telecommunications operators in India, in respect of the disposal of its entire 49 per cent interest in Escotel for an aggregate consideration of Rupees 700 million (US$15.4 million). The anticipated completion of the disposal will not only improve the Group's working capital but also strengthen the financial position of the Company as a result of full release from its US$82.4 million guarantee obligations in respect of Escotel's credit facilities (Note 27(C)).

At the Special General Meeting held on 1 March 2004, the Company's shareholders have unanimously approved the Major Transaction relating to the Group's disposal of its entire 49 per cent interest in Escotel.

32. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation principally due to the adoption of a revised SSAP issued by HKSA during 2003. Accordingly, the presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements.

33. APPROVAL OF FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 1 March 2004.

HK GAAP and IAS Reconciliation

HK GAAP AND IAS

The Financial Statements of the Company are prepared in accordance with Hong Kong GAAP (HK GAAP). For the benefit of international investors, there follows a reconciliation between HK GAAP and IAS which sets out the principal differences between HK GAAP and IAS that would materially impact the consolidated profit attributable to ordinary shareholders and shareholders' equity/(deficit).

Goodwill, which is the difference between the consideration paid and the fair value of the identifiable net assets acquired, could be eliminated against reserves under HK GAAP prior to 2001. This was the accounting treatment adopted by the Group. IAS requires such purchased goodwill to be capitalized as an asset on the balance sheet and amortized through the profit and loss statement over the estimated useful life of the goodwill, which should not exceed 20 years. From 1 January 2001, the introduction of SSAP 30 eliminated the option of eliminating goodwill against reserves under HK GAAP, which has brought HK GAAP in line with IAS. Although permitted by SSAP 30, the Group has elected not to reinstate, as an asset, the goodwill that was eliminated against reserves prior to 2001.

Following the Group's adoption of the revised SSAP 12 "Income Taxes" with effect from 1 January 2003, the previous differences between the HK GAAP and IAS accounting treatment in respect of deferred tax are now eliminated. Accordingly, no adjustments were made in the following reconciliations in respect of deferred tax.

The following is a summary of the estimated material adjustments between HK GAAP and IAS.

PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

For the year ended 31 December US$ millions	**2003**	2002
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS AS REPORTED UNDER HK GAAP	**81.5**	40.1
Estimated material IAS adjustments		
– Reversal of goodwill reinstated on disposals and dilutions	**0.9**	1.4
– Purchased goodwill amortization(i)	**(48.8)**	(50.4)
ESTIMATED PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS UNDER IAS	**33.6**	(8.9)
ESTIMATED BASIC EARNINGS/(LOSS) PER SHARE UNDER IAS (U.S. CENTS)	**1.1**	(0.3)

SHAREHOLDERS' EQUITY/(DEFICIT)

At 31 December US$ millions	**2003**	2002
SHAREHOLDERS' EQUITY/(DEFICIT) AS REPORTED UNDER HK GAAP	**10.7**	(71.2)
Estimated material IAS adjustment		
– Capitalization of purchased goodwill	**828.6**	880.7
ESTIMATED SHAREHOLDERS' EQUITY UNDER IAS	**839.3**	809.5
ESTIMATED SHAREHOLDERS' EQUITY PER SHARE UNDER IAS (U.S. CENTS)	**26.3**	25.4

(i) Assumes goodwill is amortized over 20 years.

Glossary of Terms

FINANCIAL TERMS

ARPU *Average Revenue Per User. A measure of earnings per subscriber.*

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes account of the years of service and final salary of each member.

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member.

EBITDA Earnings before interest, tax, depreciation and amortization.

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount.

NAV Net Asset Value.

NET ASSETS Total assets less total liabilities, equivalent to the sum of shareholders' equity/(deficit) and outside interests.

NET CURRENT ASSETS Current assets less current liabilities.

NET DEBT Total of short-term and long-term borrowings, including loan capital, net of cash and cash equivalents, restricted *cash and pledged deposits.*

RECURRING PROFIT Profit attributable to ordinary shareholders excluding exchange differences and non-recurring items.

FINANCIAL RATIOS

BASIC EARNINGS PER SHARE Profit attributable to ordinary shareholders/weighted average number of shares outstanding during the year.

CURRENT RATIO Current assets/current liabilities.

DIVIDEND PAYOUT RATIO Ordinary share dividends paid/recurring profit.

GEARING RATIO Net debt/net assets.

INTEREST COVER Profit before taxation (excluding exchange differences and non-recurring items) and net financing charges/net financing charges.

ORDINARY SHAREHOLDERS' EQUITY/(DEFICIT) PER SHARE Ordinary shareholders' equity/(deficit)/year-end outstanding number of ordinary shares.

RETURN ON AVERAGE NET ASSETS Profit after taxation (excluding exchange differences and non-recurring items)/ average net assets.

RETURN ON AVERAGE ORDINARY SHAREHOLDERS' EQUITY Recurring profit/average ordinary shareholders' equity before goodwill reserve.

OTHERS

AGM Annual General Meeting.

GAAP Generally accepted accounting principles.

HKSA Hong Kong Society of Accountants.

HKSE The Stock Exchange of Hong Kong Limited.

IAS International accounting standards.

LISTING RULES Rules Governing the Listing of Securities issued by HKSE.

MODEL CODE Model Code for Securities Transactions by Directors of Listed Companies.

SFO Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong).

SSAP Statement of Standard Accounting Practice.

Information for Investors

FINANCIAL DIARY

Announcement of 2003 results	1 March 2004
Annual report posted to shareholders	30 March 2004
Annual General Meeting	24 May 2004
Preliminary announcement of 2004 interim results	16 August 2004*
Interim report posted to shareholders	31 August 2004*
Financial year-end	31 December 2004
Preliminary announcement of 2004 results	7 March 2005*

** Subject to confirmation*

HEAD OFFICE

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4388
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone: (1 441) 295 1443
Fax: (1 441) 295 8216/(1 441) 295 2064
Website: www.askservices.bm/www.ask.bm

TO CONSOLIDATE SHAREHOLDINGS

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM08, Bermuda
Or the Hong Kong branch at:
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

SHARE LISTINGS

First Pacific's shares are listed on The Stock Exchange of Hong Kong and are traded over-the-counter in the U.S. in the form of American Depositary Receipts issued by The Bank of New York.

STOCK CODES

The Stock Exchange of Hong Kong: 142
Bloomberg: 142 HK
Reuters: 0142.HK
ADR Code: FPAFY
CUSIP reference number: 335889200

TO RECEIVE A CHINESE VERSION OF THIS REPORT, OR ADDITIONAL INFORMATION, CONTACT

Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

WEBSITE

www.firstpacco.com

AUDITORS

Ernst & Young
15th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

SOLICITORS

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

PRINCIPAL BANKERS

Standard Bank Asia Limited
UBS Investment Bank
Standard Chartered Bank
HSBC

Ten-Year Statistical Summary

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
RESULTS (US$ millions)										
Turnover	**2,161.8**	1,892.3	1,851.7	2,299.2	1,671.9	2,894.4	8,308.4	7,025.7	5,249.7	3,804.6
Profit/(loss) for the year	**81.5**	40.1	(1,797.0)	51.2	138.2	360.5	212.0	204.7	260.5	135.3
Profit/(loss) attributable to ordinary shareholders	**81.5**	40.1	(1,797.0)	51.2	138.2	360.5	212.0	204.2	257.0	130.3
Recurring profit	**88.4**	51.1	44.6	51.0	41.4	40.5	166.2	201.7	152.5	109.5
Ordinary share dividends paid	**–**	–	4.0	11.2	13.7	32.0	64.1	57.3	39.9	29.7
PER ORDINARY SHARE DATA (U.S.cents)										
Earnings/(loss)										
– Basic	**2.56**	1.27	(57.23)	1.75	5.34	15.21	8.98	8.73	12.50	7.06
– Diluted	**N/A**	N/A	N/A	N/A	5.32	15.12	8.89	8.59	11.78	6.37
– Basic recurring	**2.77**	1.62	1.42	1.74	1.60	1.71	7.04	8.62	7.42	5.93
– Diluted recurring	**N/A**	N/A	N/A	N/A	1.60	1.70	6.99	8.49	7.06	5.40
Dividends paid	**–**	–	0.13	0.39	0.52	1.35	2.71	2.44	1.98	1.60
Shareholders' equity/(deficit)	**0.34**	(2.23)	(6.09)	11.77	20.58	34.45	3.76	10.03	20.06	11.45
FINANCIAL RATIOS										
Return on average net assets (%)	**10.50**	7.95	4.47	4.59	3.47	3.39	14.59	18.26	18.20	18.40
Return on average ordinary shareholders' equity (%)	**9.36**	6.22	2.90	2.21	2.00	2.55	11.60	14.54	14.96	16.40
Dividend payout ratio (%)	**–**	–	–	15.09	36.26	34.14	31.25	31.80	32.61	31.42
Dividend cover (times)	**–**	–	–	6.63	2.76	2.93	3.20	3.14	3.07	3.18
Interest cover (times)	**2.65**	2.46	2.53	3.47	2.96	2.38	3.65	4.78	5.02	4.98
Current ratio (times)	**1.71**	1.02	0.82	1.23	0.95	0.90	1.18	1.07	1.36	1.25
Gearing ratio (times)										
– Consolidated before goodwill reserve	**0.70**	0.86	0.72	0.33	0.46	0.41	0.91	0.84	0.59	0.64
– Consolidated after goodwill reserve	**2.75**	3.22	4.23	0.82	0.82	0.59	1.52	1.74	0.97	1.10
– Company	**0.10**	0.15	0.09	0.10	0.28	0.38	0.80	0.39	0.15	0.32
CONSOLIDATED BALANCE SHEET DATA (US$ millions)										
Capital expenditure	**72.6**	92.2	148.2	255.1	314.7	374.1	887.3	500.9	388.1	218.8
Total assets	**2,073.8**	2,313.1	2,045.7	3,455.8	8,200.9	7,646.3	11,386.3	8,491.8	6,821.1	6,089.6
Net debt	**907.7**	1,136.7	850.4	1,065.0	1,796.8	1,296.3	2,937.1	2,024.8	1,238.6	817.8
Total liabilities	**1,743.8**	1,960.2	1,844.7	2,150.7	5,999.7	5,442.8	9,463.3	7,325.1	5,537.6	5,343.6
Net current assets/(liabilities)	**443.6**	20.6	(234.5)	216.4	(81.6)	(106.0)	569.0	210.2	653.3	295.4
Total assets less current liabilities	**1,449.7**	1,299.6	758.4	2,500.8	6,449.8	6,598.5	8,257.2	5,651.5	5,030.4	4,900.4
Outside interests	**319.3**	424.1	392.2	935.6	1,602.2	1,385.2	1,834.1	930.1	795.2	440.8
Net assets	**330.0**	352.9	201.0	1,305.1	2,201.2	2,203.5	1,923.0	1,166.7	1,283.5	746.0
Shareholders' equity before goodwill reserve	**982.9**	905.2	794.6	2,283.4	2,343.1	1,794.3	1,378.0	1,486.2	1,312.7	834.9
Shareholders' equity/(deficit)	**10.7**	(71.2)	(191.2)	369.5	599.0	818.3	88.9	236.6	488.3	305.2
COMPANY BALANCE SHEET DATA (US$ millions)										
Total assets	**1,782.8**	1,867.6	2,395.1	2,938.0	2,568.9	1,904.6	1,921.0	1,172.1	949.1	659.3
Net debt[(i)]	**96.9**	152.1	83.3	150.0	416.2	408.0	880.3	326.9	118.5	159.2
Total liabilities	**850.8**	847.9	1,425.1	1,374.9	1,081.6	820.5	819.6	327.8	160.2	157.2
Shareholders' equity	**932.0**	1,019.7	970.0	1,563.1	1,487.3	1,084.1	1,101.4	844.3	788.9	502.1
OTHER INFORMATION (at 31 December)										
Number of shares in issue (millions)	**3,186.0**	3,186.0	3,139.8	3,139.8	2,910.8	2,375.6	2,367.3	2,358.2	2,310.0	1,936.2
Weighted average number of shares in issue (millions)										
– Basic	**3,186.0**	3,152.2	3,139.8	2,923.9	2,586.9	2,370.9	2,362.2	2,339.0	2,056.8	1,846.8
– Diluted	**N/A**	N/A	N/A	N/A	2,603.3	2,383.7	2,416.1	2,375.0	2,212.3	2,125.4
Share price (HK$)	**1.690**	0.700	0.960	2.225	6.000	3.700	3.750	10.050	8.600	5.650
Market capitalization (US$ millions)	**690.3**	285.9	386.4	895.6	2,239.1	1,126.9	1,138.1	3,038.4	2,546.9	1,402.5
Number of shareholders	**5,452**	5,576	5,581	5,581	5,632	6,116	5,077	4,897	5,063	5,479
Number of employees	**46,951**	44,820	48,046	49,493	60,972	30,673	51,270	52,880	45,911	30,808

N/A: Not applicable

(i) Includes the net debt of certain wholly-owned financing and holding companies.

See page 73 for a glossary of terms.

Note: Revised SSAP 12 "Income Taxes" was first effective for accounting periods beginning on or after 1 January 2003. In order to comply with this revised standard, the Group adopted a new accounting policy for deferred tax in 2003. However, the comparative figures in prior years have not been restated as the Directors are of the opinion that it is impracticable to do so.

Summary of Principal Investments

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

PLDT is a telecommunications provider in the Philippines. It is based in Manila, and has common shares listed on the Philippine Stock Exchange and American Depositary Receipts listed on the New York Stock Exchange and on the Pacific Exchange located in San Francisco, California. Through its three principal business groups – Wireless (principally through wholly-owned subsidiary Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT) – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular, fixed line, Internet and satellite networks.

Sector: Telecommunications
Place of incorporation/business area: Philippines
Issued number of shares: 169.4 million
Economic interest/voting interest: 24.3 per cent/31.4 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT INDOFOOD SUKSES MAKMUR TBK

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour and Edible Oils & Fats are the principal businesses of Indofood. It also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods businesses.

Sector: Consumer Food Products
Place of incorporation/business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest/voting interest: 51.6 per cent

Further information on Indofood can be found at www.indofood.co.id

METRO PACIFIC CORPORATION*

Metro Pacific is based and listed in Manila. Its property businesses include Landco Pacific Corporation, Pacific Plaza Towers and Costa de Madera Corporation, while its transportation business includes listed shipping subsidiary Negros Navigation Company.

Sector: Property and Transportation
Place of incorporation/business area: Philippines
Issued number of shares: 18.6 billion
Economic interest/voting interest: 80.6 per cent

Further information on Metro Pacific can be found at www.metropacific.com

* *Not audited by Ernst & Young Hong Kong or other Ernst & Young Global member firms.*



A Chinese version of this annual report is available from the Company upon request.

如有需要，可向本公司索取本年報之中文版本。

Designed and printed by Equity Financial Press Limited, Hong Kong